EDGAR Submission Header Summary

Submission Type	**DEF 14A**
Live File	**on**
Return Copy	**on**
Submission Contact	**Victoria A. Faw**
Submission Contact Phone Number	**304-769-1112**
Exchange	**NASD**
Confirming Copy	**off**
Filer CIK	**0000726854**
Filer CCC	**xxxxxxxx**
Period of Report	**03/22/13**
Inv. Company Or Bus. Company	**off**
Notify via Filing website Only	**off**
Emails	**vikki.faw@cityholding.com**

Documents

DEF 14A	**def14a.htm**	
	CHCO Proxy for 2013 Annual Meeting	
GRAPHIC	**chcologo.jpg**	
	CHCO logo	
GRAPHIC	**mclaughlinsig.jpg**	
	McLaughlin signature	
GRAPHIC	**hageboecksig.jpg**	
	Hageboeck signature	
GRAPHIC	**fawsig.jpg**	
	Faw signature	
GRAPHIC	**tsrcompgraph.jpg**	
	5 Year TSR Comparison graph	
GRAPHIC	**roatcegraph.jpg**	
	ROATCE Comparison graph	
GRAPHIC	**bwlogo.jpg**	
	black & white logo - CHCO	
DEF 14A	**submissionpdf.pdf**	
	Printable copy of CHCO Proxy Statement for 2013 Annual Meeting	

Module and Segment References

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of
the Securities Exchange Act of 1934 (Amendment No.   )

Filed by the Registrant ☒

Filed by a Party other than the Registrant ☐

Check the appropriate box:
☐   Preliminary Proxy Statement
☐   **Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))**
☒   Definitive Proxy Statement
☐   Definitive Additional Materials
☐   Soliciting Material Pursuant to §240.14a-12

CITY HOLDING COMPANY

(Name of Registrant as Specified In Its Charter)

N/A

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):
☒   No fee required.
☐   Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.
(1)   Title of each class of securities to which transaction applies:

(2)   Aggregate number of securities to which transaction applies:

(3)   Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

(4)   Proposed maximum aggregate value of transaction:

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☐   Fee paid previously with preliminary materials.
☐   Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
(1)   Amount Previously Paid:

(2)   Form, Schedule or Registration Statement No.:

(3)   Filing Party:

(4)   Date Filed:



March 22, 2013

To Our Shareholders:

On behalf of the Board of Directors, I cordially invite you to attend the Annual Meeting of Shareholders of City Holding Company to be held at Stonewall Jackson Hotel & Conference Center located at 24 S. Market Street, Staunton, VA 24401, on Wednesday, April 24, 2013 at 2:00 p.m.

The notice of meeting and proxy statement accompanying this letter describe the specific business to be acted upon.

In addition to the specific matters to be acted upon, there will be a report on the progress of the Company and an opportunity for questions of general interest to the shareholders. We hope that you will join us at this year's Annual Meeting and look forward to personally greeting those of you who are able to attend.

It is important that your shares be represented at the meeting. Whether or not you plan to attend the annual meeting, please vote your shares by: (1) accessing the Internet at the website included on the proxy card, (2) calling the toll-free number shown on the proxy card, or (3) completing, signing and returning the enclosed proxy card as soon as possible in the postage-paid envelope provided.

City Holding Company thanks you for your consideration and your continued support.

Sincerely,

Philip L. McLaughlin
Chairman of the Board

Charles R. Hageboeck
President & CEO

CITY HOLDING COMPANY
25 Gatewater Road
Post Office Box 7520
Charleston, West Virginia 25356-0520

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To Be Held April 24, 2013

Notice is hereby given that the Annual Meeting of Shareholders of City Holding Company will be held at Stonewall Jackson Hotel & Conference Center located at 24 S. Market Street, Staunton, VA 24401, on Wednesday, April 24, 2013 at 2:00 p.m. (local time) for the following purposes:

1. *Election of Directors.* To elect five Class II directors to serve for a term of three years. The names of the nominees are set forth in the accompanying proxy statement.

2. *Ratify Independent Registered Public Accounting Firm.* To ratify the Audit Committee and the Board of Directors' appointment of Ernst & Young LLP as the independent registered public accounting firm for City Holding Company for 2013.

3. *Advisory (Non-binding) Vote on Executive Compensation.* To approve a non-binding advisory proposal on the compensation of the Named Executive Officers.

4. *Approval of 2013 Incentive Plan.* To approve City Holding Company's 2013 Incentive Plan.

5. *Other Business.* To transact such other business as may properly come before the meeting.

Shareholders of record at the close of business on March 15, 2013 are the only shareholders entitled to notice of and to vote at the annual shareholders meeting.

By Order of the Board of Directors,

Victoria A. Faw,
Secretary

March 22, 2013

IMPORTANT NOTICE

We urge you to sign and return the enclosed proxy as promptly as possible regardless of your plans to attend the meeting. If you attend the meeting, you may vote your shares in person, even though you have previously signed and returned your proxy.

CITY HOLDING COMPANY
25 Gatewater Road
Charleston, West Virginia 25356-0520

PROXY STATEMENT

Information Concerning the Solicitation

This statement is furnished in connection with the solicitation of proxies to be used at the Annual Meeting of Shareholders of City Holding Company (the "Company" or "City") to be held on April 24, 2013.

The solicitation of proxies in the enclosed form is made on behalf of the Board of Directors of the Company. The cost of preparing, assembling, and mailing the proxy material and of reimbursing brokers, nominees, and fiduciaries for the out-of-pocket and clerical expenses of transmitting copies of the proxy material to the beneficial owners of shares held of record by such persons will be borne by the Company. The Company does not currently intend to solicit proxies otherwise than by use of the mail, but certain officers and regular employees of the Company or its subsidiaries, without additional compensation, may use their best efforts, by telephone or otherwise, to obtain proxies. The proxy materials are being mailed, on or about March 22, 2013, to shareholders of record at the close of business on March 15, 2013 (the "Record Date").

Annual Report

The Company's Annual Report for the fiscal year ended December 31, 2012, is being furnished with this Proxy Statement to shareholders of record on the Record Date. The Annual Report to Shareholders does not constitute a part of this Proxy Statement or the proxy solicitation material.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS
FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON APRIL 24, 2013

This Proxy Statement and the 2012 Annual Report and any amendments thereto that are required to be furnished to shareholders are available online at *www.ViewMaterial.com/CHCO***.**

Householding

The Securities and Exchange Commission ("SEC") has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more shareholders sharing the same address by delivering a single proxy statement addressed to those shareholders. This process is commonly referred to as "householding."

The Company has implemented "householding" in an effort to reduce the number of duplicate mailings to the same address. This process benefits both shareholders and the Company because it eliminates unnecessary mailings delivered to your home and helps to reduce the Company's expenses. "Householding" will not be used, however, if the Company has received contrary instructions from one or more of the shareholders sharing an address. We will continue to "Household" indefinitely until you instruct us otherwise. You may notify the Company that you would like to receive separate copies of the Company's annual report and proxy statement in the future by calling Computershare Investor Services, LLC at 1-800-568-3476, or by mail to the attention of City Holding Company, c/o Computershare Investor Services, LLC, P. O. Box 43078, Providence, RI 02940-3078. Even if your household receives only one annual report and one proxy statement, the Company will continue to send a separate proxy card for each shareholder residing at your address. Please note, however, that if a broker holds shares of the Company on your behalf, (that is, in "street name" (e.g., in a brokerage account or retirement plan account)) you may continue to receive duplicate mailings.

Voting Methods

The accompanying proxy is for use at the Annual Meeting if a shareholder either will be unable to attend in person or will be able to attend but wishes to vote by proxy. Shares may be voted by completing the enclosed proxy card and mailing it in the postage-paid envelope provided, voting over the Internet, or using a toll-free telephone number. Please refer to the proxy card or the information forwarded by your bank, broker or other holder of record to see which options are available. **(If your shares are held in the name of a bank, broker or other holder of record, you must obtain a proxy, executed in your favor, from the holder of record to be able to vote at the meeting.)** Shareholders who vote over the Internet may incur costs, such as telephone and Internet access charges, for which the shareholder is responsible. The Internet and telephone voting facilities for eligible shareholders of record will close at 2:00 p.m., Eastern Time, on April 24, 2013. Specific instructions to be followed by any shareholder interested in voting via the Internet or telephone are shown on the enclosed proxy card. The Internet and telephone voting procedures are designed to authenticate the shareholder's identity and to allow shareholders to vote their shares and confirm that their instructions have been properly recorded. In the event that a shareholder's proxy does not reference Internet or telephone information because the shareholder is not the registered owner of the shares, the shareholder should complete and return the paper proxy card in the self-addressed, postage-paid envelope provided.

The proxy may be revoked at any time before the shares subject to it are voted by (i) notifying, in writing, Victoria A. Faw, Corporate Secretary, City Holding Company, P. O. Box 7520, Charleston, WV 25356-0520, (ii) executing a proxy bearing a later date (including a proxy given over the Internet or by telephone), or (iii) voting in person at the Annual Meeting the shares represented by the proxy. (Your attendance at the Annual Meeting will not, by itself, revoke your proxy; you must vote in person at the Annual Meeting.) If your shares are held by a broker on your behalf (that is, in street name), you must contact your broker or nominee to revoke your proxy.

If you participate in City Holding Company's 401(k) Plan & Trust and hold shares of Company common stock in your plan account as of the record date, you will receive a request for voting instructions from the tabulation agent on behalf of the trustee (City National Bank) with respect to your plan shares. If you hold Company common stock outside of the plan, you will vote those shares separately. You are entitled to direct City National Bank how to vote your plan shares.

All shares of the Company's common stock (the "Common Stock") represented by valid proxies received pursuant to this solicitation, and not revoked before they are exercised, will be voted in the manner specified therein. The Board of Directors unanimously recommends a vote:

1. **FOR** the nominees for director listed in these materials and on the proxy;

2. **FOR** the ratification of the selection of the Company's independent registered public accounting firm;

3. **FOR** the approval, on an advisory basis, of the compensation of the Company's named executive officers as disclosed in these materials; and

4. **FOR** the approval of City Holding Company's 2013 Incentive Plan.

In the absence of voting instructions to the contrary, shares represented by validly executed proxies will be voted in accordance with the foregoing recommendations. If any other matters are properly presented for consideration at the Annual Meeting, the persons named as proxies and acting thereunder will have discretion to vote on those matters according to their best judgment to the same extent as the person delivering the proxy would be entitled to vote. At this time, the Company is not aware of any other matters that may come before the Annual Meeting.

Outstanding Voting Shares

Only shareholders of record at the close of business on March 15, 2013 are entitled to vote at the Annual Meeting. On that day, there were issued and outstanding 15,659,263 shares of Common Stock (after deducting an aggregate of 2,854,019 Shares held in treasury). Each share has one vote. The presence, in person, or by properly executed proxy, of the holders of a majority of the outstanding shares of the Company's Common Stock entitled to a vote at the Annual Meeting is necessary to constitute a quorum at the Annual Meeting. Abstentions will be counted as shares present for purposes of determining the presence of a quorum.

With respect to proposal 1, directors are elected by a plurality of the votes cast; therefore, a vote withheld will not affect the outcome of the election. In elections of directors, each shareholder shall have the right to cast one vote for each share of stock owned by him for as many persons as there are directors to be elected, or, upon notice to the Company at least 48 hours before the meeting and in accordance with West Virginia law, he may cumulate such votes and give one candidate as many votes as the number of directors to be elected multiplied by the number of his shares of stock, or he may distribute them on the same principle among as many candidates and in such manner as he shall desire. If one shareholder duly gives notice in accordance with West Virginia law that he intends to cumulate votes, all shareholders may do so. If any shares are voted for the election of directors, the persons named in the accompanying proxy card may, unless otherwise directed, cumulate their votes at their discretion and vote for less than all such nominees. For all other purposes, each share is entitled to one vote.

With respect to proposal 2, the number of votes cast "for" the approval of the ratification of the selection of Ernst & Young LLP, as the Company's independent registered public accounting firm must exceed the number of votes cast "against" the proposal.

With respect to proposal 3, the number of votes cast "for" the approval of the compensation of the named executive officers as discussed in these materials must exceed the number of votes cast "against" the proposal.

With respect to proposal 4, the number of votes cast "for" the approval of the Company's 2013 Incentive Plan must exceed the number of votes cast "against" the proposal.

If your shares are held by a broker on your behalf (that is, in "street name"), and you do not instruct the broker as to how to vote these shares on proposals 1, 3 or 4, the broker may not exercise discretion to vote for or against those proposals. This would be a "broker non-vote" and these shares will not be counted as having been voted on the applicable proposal. With respect to proposal 2, the broker may exercise its discretion to vote for or against that proposal in the absence of your instruction. **Please instruct your bank or broker so your vote can be counted**.

COMMON STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The Company's only authorized voting equity security is its Common Stock, par value $2.50 per share.

Beneficial Ownership of Directors and Named Executive Officers

Information included in this table is based upon "beneficial ownership" concepts described in the rules issued under the Securities Exchange Act of 1934. Under these rules, a person is deemed to be a beneficial owner of any shares of our common stock if that person has or shares "voting power," which includes the power to vote or direct the voting of the shares, or "investment power," which includes the right to dispose or direct the disposition of the shares. Thus, under the rules, more than one person may be deemed to be a beneficial owner of the same shares. A person is also deemed to be a beneficial owner of any shares as to which that person has the right to acquire beneficial ownership within 60 days from December 31, 2012.

The table below presents certain information as of March 5, 2013 regarding beneficial ownership of shares of Common Stock by directors, named executive officers listed under "*Executive Officers of City Holding Company*" on page 15 and all directors and executive officers as a group.

BENEFICIAL OWNERSHIP

Name of Beneficial Owner	Sole Voting and Investment Power [1] (#)	Common Shares Subject to a Right to Acquire [2] (#)	Aggregate Percentage Owned (%)	CHCO Shares Held as Collateral for Loans (#)
Directors				
Hugh R. Clonch	115,689	-	*	75,812
Oshel B. Craigo	18,481	-	*	-
John R. Elliot	161,412	-	*	-
Charles W. Fairchilds [3]	4,618	-	*	-
William H. File III [3]	21,831	-	*	-
Robert D. Fisher	19,666	-	*	-
Jay C. Goldman	19,461	-	*	-
Charles R. Hageboeck	58,390	87,500	*	-
David W. Hambrick	43,431	-	*	-
Tracy W. Hylton II [3]	35,767	-	*	-
C. Dallas Kayser [3]	19,368	-	*	-
Philip L. McLaughlin	41,889	-	*	-
James L. Rossi	14,186	-	*	-
Sharon H. Rowe [3]	13,929	-	*	13,400
Named Executive Officers				
David L. Bumgarner	12,180	2,500	*	-
Craig G. Stilwell	37,442	20,000	*	-
John A. DeRito	18,440	10,000	*	-
Michael T. Quinlan, Jr.	10,350	3,500	*	-
Directors and Executive Officers as a group (18 persons)	666,530	123,500	5.05%	89,212

* Less than 1%.

(1) Includes shares (a) owned by or with certain relatives; (b) held in various fiduciary capacities; (c) held by certain corporations; (d) held in trust under the Company's 401(k) Plan & Trust.
(2) Includes options to acquire shares of the Company's Common Stock that are exerciseable within 60 days of December 31, 2012.
(3) Messrs. Fairchilds, File, Hylton, Kayser and Ms. Rowe are nominees for election or re-election to the Board of Directors as Class II directors.

Principal Shareholders of the Company

The following table lists each shareholder of the Company who is the beneficial owner of more than 5% of the Company's Common Stock, the only class of stock outstanding, as of March 1, 2013.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)	Percent of Class (1)
Royce & Associates, LLC 745 Fifth Avenue New York, NY 10151	1,216,364	8.20%
BlackRock, Inc. 40 East 52nd Street New York, NY 10022	1,203,863	8.12%
The Vanguard Group, Inc. 100 Vanguard Blvd. Malvern, PA 19355	927,434	6.25%

(1) Information regarding Royce & Associates, LLC's, BlackRock, Inc.'s, and The Vanguard Group, Inc.'s address, holdings, and percent of class are based solely upon the Company's review of Schedules 13G filed with the Securities and Exchange Commission pursuant to Rule 13d-1(b) for the period ended December 31, 2012.

GOVERNANCE AND NOMINATING COMMITTEE REPORT

The Governance and Nominating Committee of the Board of Directors (the "Governance Committee") is comprised of seven independent directors and operates under a written charter adopted by the Board of Directors. The Governance Committee is charged with the responsibilities of: (i) identifying individuals qualified to become Board members; (ii) selecting or recommending that the Board select the director nominees for the next annual meeting of shareholders; and (iii) overseeing corporate governance matters for the Company.

Director candidates are nominated by the Governance Committee. The Governance Committee will consider director candidates recommended by shareholders (see *"Shareholder Proposals and Nominations"* on page 44), other members of the Board, officers and employees of the Company and other sources that the committee deems appropriate. The Governance Committee's written charter directs the committee to evaluate the candidates based upon the totality of the merits of each candidate and not based upon minimum qualifications or attributes. In considering individual nominees, the committee takes into account the qualifications of other Board members to ensure that a broad variety of skill sets and experience beneficial to the Company and its business are represented on the Board of Directors. The Governance Committee evaluates all director candidates in the same manner regardless of the source of the recommendation. Some of the criteria used by the committee to evaluate the candidates, including those selected for nomination at the 2013 Annual Meeting, include:

- Personal and professional integrity
- Prior business experience, including knowledge of the banking business
- Education
- Age
- Skills that may be relevant to the Company's business
- Geographic distribution of the candidates
- Prior Board experience with the Company or other publicly traded companies
- Involvement in community, business and civic affairs

In the context of nominating directors, the Company has no official policy regarding diversity. Nevertheless, the Board's Governance Committee believes that its existing board is, in fact, well diversified with regard to geographical representation, business backgrounds, civic involvement, and experience on bank boards or comparable organizations – all factors that the Governance Committee believes to be important to representing the interests of the Company's shareholders.

The Governance Committee is also empowered to retain and to terminate outside advisors to assist in the performance of its functions with the sole authority to agree to fees and other terms of engagement. The committee did not hire any outside advisors to assist them with respect to the selection of candidates for director nominations in 2013.

The Governance Committee has nominated for election as Class II directors, all of whom currently serve as Class II directors of the Company William H. File, III, Tracy W. Hylton II, C. Dallas Kayser and Sharon H. Rowe, to serve three-year terms expiring at the 2015 Annual Meeting. In addition, the Governance Committee recommended, and the Board of Directors approved, Mr. Charles W. Fairchilds to stand for election as a Class II nominee at the 2013 Annual Meeting with the remaining Class II directors/nominees.

Respectfully submitted,

Jay C. Goldman, Chairman
Hugh R. Clonch
Oshel B. Craigo
John R. Elliot
William H. File III
Robert D. Fisher
C. Dallas Kayser

March 14, 2013

ELECTION OF DIRECTORS

(Proposal 1)

The Board of Directors of the Company currently consists of fourteen (14) members. In accordance with the Company's Bylaws, the Board of Directors is classified into three classes as nearly equal in number as the then total number of Directors constituting the whole Board permits. Each class is to be elected to separate three-year terms with each term expiring in different years. At each Annual Meeting, the directors or nominees constituting one class are elected for a three-year term. The term of Class II directors expires at the 2013 Annual Meeting. There are five nominees for election as Class II directors to serve for terms of three years expiring at the Annual Meeting in 2016. Messrs. File, Hylton, Kayser and Ms. Rowe currently serve as directors of the Company and will stand for re-election as Class II directors. Mr. Fairchilds has been recommended, and approved by the Board of Directors, to stand for election as a Class II director.

Each director elected will continue in office until a successor has been elected. If any nominee is unable to serve, which the Board of Directors has no reason to expect, the persons named on the accompanying proxy card intend to vote for the balance of those named and, if they deem it advisable, for a substitute nominee. The names of the nominees for directors submitted by the Governance and Nominating Committee ("Governance Committee") of the Company and the names of the directors of the Company whose terms of office will continue after the Annual Meeting are listed below. Director ages are shown as of the Annual Meeting date, April 24, 2013.

The Board of Directors recommends that shareholders vote "FOR" all of the Class II nominees shown below.

CLASS II DIRECTORS (Nominees for a term to expire in 2016)

Charles W. Fairchilds, 65[(3)]. Mr. Fairchilds was President of Allied Ready Mix Company in Waynesboro, VA from 1987 until his retirement in January 2009. In this role, he was responsible for all aspects of three operating divisions that specialized in construction materials and employed over 150 people. Prior to joining Allied Ready Mix Company, Mr. Fairchilds owned and operated his own machine shop business in Waynesboro, VA for five years. Mr. Fairchilds started his manufacturing career with Cummins Engine Company in 1973, holding various manufacturing positions within the company, including serving as Plant Manager of the Columbus Engine Plant which had over a million square feet of space and housed 5,500 employees, until his departure in 1983. During his time in Waynesboro and Augusta County (Virginia), Mr. Fairchilds served his community in a variety of different roles including President of the Waynesboro YMCA and the Waynesboro/East Augusta Chamber of Commerce. Mr. Fairchilds earned his MBA at the University of Virginia. The Governance Committee believes that due to his education and professional experiences, Mr. Fairchilds will bring strong leadership, management, finance and accounting skills to the Company's Board. Mr. Fairchilds owns, directly or indirectly, 4,618 shares of City Holding Company common stock.

William H. File III, 65, has served as a director since 2001[(1)]. Mr. File received a Bachelor's degree (political science) from Lynchburg College, Virginia, and a Doctor of Jurisprudence (law) degree from West Virginia University College of Law. Mr. File is a member of the firm File Payne Scherer & File PLLC and is the City Solicitor for Beckley, West Virginia. Mr. File was first elected to the Bank of Raleigh Board of Directors in 1984. He was a member of the Board of Horizon Bancorp, Inc. from 1993 until its merger with City Holding Company on December 31, 1998; and, subsequently, he has been a member of the City National Bank and City Holding Company Boards until the present date. He is past Chairman and a Board Member of the West Virginia Educational Broadcasting Authority that oversees public television and public radio in West Virginia, President of the Board of the Beckley Area Foundation, a twenty-four million dollar community foundation, serving the Raleigh County market and a Trustee of Mountain State University. Mr. File has deep knowledge of the Raleigh County economy and local leaders. The Governance Committee of the Board nominated Mr. File based upon his legal expertise, his knowledge of the Raleigh County market, and his long tenure on bank boards. Mr. File owns, directly or indirectly, 21,831 shares of City Holding Company common stock.

Tracy W. Hylton II, 64, has served as a director since 1993[(2)]. Mr. Hylton is the President of Eller, Inc., a construction and reclamation company; President of Patience, Inc., a surface coal mining operation; and President of New Land Leasing Co., Inc., a lease holding company. Mr. Hylton has a number of business interests including those in coal, automotive retailing, retail and real estate. Through these business interests he has knowledge of, and contacts with, many other business people around West Virginia. He is active with a number of civic organizations, including the Raleigh County YMCA. Mr. Hylton joined the board of the Bank of Raleigh in 1984, the board of Horizon Bancorp, Inc. in 1993, and subsequent to the merger with City Holding on December, 31, 1998, the City Holding Company Board. Mr. Hylton has deep business contacts and knowledge of the West Virginia and Raleigh County marketplace. The Governance Committee of the Board nominated Mr. Hylton based upon his varied business interests, knowledge, and contacts, his knowledge of the Raleigh County market, and his experience on bank boards. Mr. Hylton owns, directly or indirectly, 35,767 shares of City Holding Company common stock.

C. Dallas Kayser, 61, has served as a director since 1995. Mr. Kayser received a Bachelor's degree (economics) from Marshall University and a Doctor of Jurisprudence degree (law) from West Virginia University College of Law. Mr. Kayser is the Senior Partner of Kayser, Layne and Clark PLLC of Point Pleasant, WV and has been in the practice of law in Mason County for many years. He serves on the Board of Directors of Pleasant Valley Hospital, and has served on its compensation and executive committees. In addition, he has served as Chairman of the Board of Trustees of the United Methodist Foundation of West Virginia, Inc., and currently serves as Treasurer, and on its Executive, Compensation, Audit and Investment Committees. As such, he is knowledgeable about the economy and leaders of this market. Mr. Kayser was first nominated to the Board of Peoples National Bank (formerly known as The Peoples Bank of Point Pleasant) in 1987 and subsequently to the City Holding Company Board in 1995. As Chairman of City's Compensation Committee, Mr. Kayser has attended a significant number of continuing board education workshops and conferences regarding compensation. The Governance Committee nominated Mr. Kayser based upon his legal background, his knowledge of the business community of Mason County gained as an attorney, and his experience on bank boards. Mr. Kayser owns, directly or indirectly, 19,368 shares of City Holding Company common stock.

Sharon H. Rowe, 61, has served as a director since 2001[1]. Mrs. Rowe attended West Virginia University. In February 2013, Ms. Rowe formed a limited liability corporation, SHR Consulting, LLC, which provides public relations, marketing and events planning services. She retired as Vice President of Communications of The Greenbrier Resort and Club Management Company in 2005 after 27 years with the company and subsequently served as a senior consultant to two marketing communications firms until forming SHR Consulting, LLC. Mrs. Rowe joined the Board of the Greenbrier Valley National Bank and Horizon Bancorp, Inc. in 1996, the Board of City National Bank of West Virginia in 1999 and, subsequently, in 2001, the City Holding Company Board of Directors. A recognized leader in West Virginia's tourism industry, she serves on the West Virginia Tourism Commission and is past chair and member of the board of directors of the West Virginia Hospitality and Travel Association. Mrs. Rowe serves as a director on numerous boards in West Virginia including the Clay Center for the Arts and Sciences, the West Virginia Humanities Council and HospiceCare. The Governance Committee of the Board nominated Mrs. Rowe based upon her marketing and communications experience, prior bank board service and her statewide involvement. Mrs. Rowe owns, directly or indirectly, 13,929 shares of City Holding Company common stock.

CLASS III DIRECTORS (Directors whose terms expire in 2014)

Hugh R. Clonch, 73, has served as a director since 1995. Mr. Clonch received a Bachelor's degree (business administration) from West Virginia Institute of Technology. Mr. Clonch is President of Clonch Industries, a family-owned timber business based in Dixie, WV. Timber is an important industry in City's market area. Mr. Clonch joined the board of Gauley National Bank in 1987, the Merchants National Bank board in 1990, the First Merchants Bancorp, Inc. board in 1991 and subsequent to its merger with City Holding Company, the City Holding Board in 1995. The Board nominated Mr. Clonch based upon his experience in the timber industry, his previous board experience, and his knowledge of his local community and its leaders. Mr. Clonch owns, directly or indirectly, 115,689 shares of City Holding Company common stock.

Robert D. Fisher, 60, has served as a director since 1994. Mr. Fisher received a Bachelor's degree (finance) from West Virginia University and a Doctor of Jurisprudence degree (law) from West Virginia University College of Law. He is the managing member of Adams, Fisher and Chappell, PLLC in Ripley, WV. Mr. Fisher is active and well known in the legal community in West Virginia, having served as President of The West Virginia Bar from 2006 to 2007. Mr. Fisher joined the board of Bank of Ripley in 1987 and, subsequent to its merger with City Holding Company, the City Holding Company Board in 1994. Mr. Fisher serves as Chairman of the Company's Legal Oversight Committee. He lives in the Jackson County market and is very active in community affairs, providing him knowledge of the community and its leaders. The Governance Committee of the Board nominated Mr. Fisher based upon his legal expertise, his community experience and his prior board service. Mr. Fisher owns, directly or indirectly, 19,666 shares of City Holding Company common stock.

Jay C. Goldman, 69, has served as a director since 1988. Mr. Goldman received Bachelor's degrees (business administration and real estate) from Morris Harvey College and the University of Charleston, respectively, and a Doctor of Jurisprudence degree (law) from West Virginia University. Mr. Goldman is a licensed and State-certified real estate appraiser and licensed real estate broker, as well as a member of the WV State Bar and he serves on the Board of Directors of the West Virginia Chamber of Commerce. Mr. Goldman is currently President of Goldman Associates, Inc., a real-estate firm based in Charleston, WV providing real-estate brokerage, appraisals, and consulting services. As a result, Mr. Goldman's knowledge regarding real estate and construction throughout West Virginia is extensive and highly beneficial to City. Mr. Goldman's knowledge of the economy and leaders throughout the State of WV is also exceptionally strong. Mr. Goldman served as a Municipal Judge for the City of Charleston and as Mayor of Charleston, WV from 1999 until 2003. He is, therefore, knowledgeable about political and municipal issues in West Virginia. Mr. Goldman joined the City National Bank Board of Directors in 1986 and the City Holding Company Board of Directors in 1988. As Chairman of City's Governance and Nominating Committee, Mr. Goldman has attended numerous Continuing Education conferences on these topics. The Governance Committee of the Board nominated Mr. Goldman based upon his expertise in real estate which is an important industry for City's commercial lending business, his knowledge of the WV economy and its leaders, his experience in governance matters, and his prior board experience. Mr. Goldman owns, directly or indirectly, 19,461 shares of City Holding Company common stock.

Charles R. Hageboeck, 50, has served as a director since 2005. Mr. Hageboeck received a Ph.D. in Economics from Indiana University in 1991. He has spent most of his career in banking. He now serves as City's Chief Executive Officer and President. Mr. Hageboeck was formerly with Indiana National Bank, NBD Bank, N.A., and Peoples Bank of Indianapolis. Mr. Hageboeck serves on the Boards of the West Virginia Banker's Association, the West Virginia Chamber of Commerce, the West Virginia Symphony Orchestra, and Thomas Health Systems and is active in other civic and cultural organizations. Mr. Hageboeck was elected to City's Board upon becoming CEO in 2005, and is the only management director on the Board. The Governance Committee of the Board nominated Mr. Hageboeck by virtue of his role as City's Chief Executive Officer and due to his strong experience as an officer at both smaller and larger banking institutions. Mr. Hageboeck owns, directly or indirectly, 58,390 shares of City Holding Company common stock.

Philip L. McLaughlin, 72, has served as a director since 1993[2]. Mr. McLaughlin received a Bachelor's degree (mathematics) from the College of William and Mary University, Williamsburg, Virginia. He also completed the Stonier Graduate School of Banking program at Rutgers University. Mr. McLaughlin joined City Holding Company in December 1998 through the merger of Horizon Bancorp, Inc. into City Holding Company. He served as Chairman of the Board of City Holding Company from 1998 to 2002 and from 2007 until present; president and chief operating officer and director of Horizon Bancorp, Inc. from 1993 to 1998; and president and chief executive officer and director of Greenbrier Valley National Bank from 1971 to 1993. Complementing his years of banking experience, Mr. McLaughlin served on the Board of Directors of the Federal Reserve Bank of Richmond for three years. During his term he served on the bank audit committee with one year as chairman. He also served as president of the West Virginia Bankers Association. He has been involved with numerous charitable organizations and currently serves on three foundation boards. The Governance Committee nominated Mr. McLaughlin based upon his knowledge of the banking industry and, in particular, his long service to City and its predecessor Boards and the leadership that he has shown in his role as City's chairman. Mr. McLaughlin owns, directly or indirectly, 41,889 shares of City Holding Company common stock.

CLASS I DIRECTORS (Directors whose terms expire in 2015)

John R. Elliot, 67, has served as a director since 2007. Mr. Elliot received Bachelor's degrees from Kent State University (architecture) and West Virginia Institute of Technology (health care administration). Mr. Elliot founded John Elliot Associates, Architects & Planners in 1972 and Continental Health Care Construction Company in 1980, both which specialized in the design and construction of nursing homes. In 1982, Mr. Elliot founded AMFM, Inc. which today operates 11 skilled nursing facilities with over 800 beds throughout West Virginia and employs more than 1,000 people. The Governance Committee considers AMFM to be a company of similar size and complexity to City Holding Company. As the Owner and President of AMFM, Inc. the Board of Directors of City considers that Mr. Elliot's business experience makes him a highly qualified addition to the Board. Mr. Elliot is currently on the Board of the West Virginia Symphony Orchestra and has served on the boards of the United Way, the YMCA, and the Sunrise Art Museum, giving him deep knowledge of the Charleston economy and its leaders. Mr. Elliot was the President of the West Virginia Health Care Association and has served as the Regional Multi-facility Vice Chair and Secretary for the American Health Care Association, providing him a high level of industry experience in the health care industry. In 2010, Mr. Elliot was recognized as a recipient of the State Journal's prestigious "Who's Who in West Virginia Business" award. Mr. Elliot owns, directly or indirectly, 161,412 shares of City Holding Company common stock.

David W. Hambrick, 71, has served as a director since 1993[2]. Mr. Hambrick received a Bachelor's degree (finance) from the University of Florida and Doctor of Jurisprudence degree (law) from West Virginia University College of Law. Mr. Hambrick was President and Chief Executive Officer of First National Bank of Alderson from 1976 until 1986; Executive Vice President and Trust Officer of Greenbrier Valley National Bank from 1986 until 2000; Executive Vice President of Horizon Bancorp, Inc. from 1998 until December 1998 and Vice President of City Holding Company from 1999 until March 2000. During his tenure, he held a variety of lending, trust and financial positions including several years as principal financial officer. In addition, Mr. Hambrick was a member of the Board of the Greenbrier Valley National Bank from 1993 to 1999; a member of the Board of Horizon Bancorp, Inc. from 1993 until its merger with City Holding Company on December 31, 1998; and, subsequently, he has been a member of the City Holding Company Board, giving him long-term historical perspective regarding the banking industry. Mr. Hambrick resides in Alderson, WV and is active in civic affairs within the region providing him strong knowledge of the Greenbrier County, WV market and its business leaders. The Governance Committee nominated Mr. Hambrick based upon his knowledge of the banking industry, his knowledge of the Greenbrier County market and his long service to City and its predecessor Boards. Mr. Hambrick owns, directly or indirectly, 43,431 shares of City Holding Company common stock.

James L. Rossi, 58, has served as a director since 2001[1]. Mr. Rossi, a licensed CPA, received his Bachelor's degree from West Virginia University. Mr. Rossi maintained his own public accounting firm, James Rossi, CPA from September 1978 to July 2008. Since July 2008, Mr. Rossi has been the Chief Financial Officer of Valtronics, Inc. (which manufactures products for commercial and industrial clients). Mr. Rossi also serves on the Board of Directors of Fruth Pharmacy, which operates 25 retail pharmacies in WV, KY and OH and employs over 600 people. The Governance Committee considers Mr. Rossi's accounting background, and status as an accounting expert, a key reason why he has been nominated and elected to City's Board of Directors. Additionally, Mr. Rossi joined the Board of Directors of The Peoples Bank of Point Pleasant in 1997, the Board of Directors of City National Bank in 1999 and the City Holding Company Board of Directors in 2001. The Governance Committee nominated Mr. Rossi based on his long experience on bank boards, his deep roots in Mason County, WV, and his knowledge regarding that local economy and its leaders. Mr. Rossi owns, directly or indirectly, 14,186 shares of City Holding Company common stock.

      Prior to 2001, the director served on the City National Bank of West Virginia Board.

(2)   On December 31, 1998, the merger of Horizon Bancorp, Inc. ("Horizon") into City Holding Company ("City Holding") was consummated and certain directors of Horizon became directors of City Holding.

(3)   Charles W. Fairchilds previously served on the Board of Directors of Community Bank ("Community"), Staunton, VA beginning in 1996. Additionally, he served as Chairman of the Audit Committee of Community. The merger of Community Financial Corp. into City Holding was consummated on January 10, 2013.

Information as to Directors Who Will Not Stand for Re-election

Oshel B. Craigo is retiring from the Board of Directors when his current term expires at this Annual Meeting due to the mandatory age retirement provisions of the Company's bylaws. Mr. Craigo has served on our Board since 2001. The Company has benefited from and is grateful for Mr. Craigo's giving of his time, knowledge, experience and wise counsel in many areas integral to furthering the growth and success of the Company.

ADDITIONAL INFORMATION CONCERNING THE BOARD OF DIRECTORS

Board of Directors

The Company is managed under the direction of the Board of Directors, which has adopted Codes of Business Conduct and Ethics and charters for the Governance and Nominating Committee, Compensation Committee and the Audit Committee that set forth certain corporate governance practices. These documents are available on the Company's Internet website at *http://www.bankatcity.com* under the Corporate Governance link located at the bottom of the page.

Board Leadership Structure and Oversight of Risk

The Company's CEO does not also serve as the Chairman. During 2012, the Chairman of the Board was Phillip McLaughlin, who presides at all meetings of the Board and meetings of the independent directors. The decision to separate the roles of CEO and Chairman reflects internal control considerations and allows the Chairman to maintain an independent role in the oversight of management. The Chairman of the Board also chairs the Executive Committee which is comprised of the chairmen of the other standing committees. The Board's involvement in risk management includes monthly reports and presentations by the Company's Chief Credit Officer on credit trends, past-due loans, non-accruing loans, and classified loans; monthly reports and presentations by the Company's EVP of Commercial Banking on lending activity with the prior month; participation by an independent director on the bank's Executive Loan Committee; monthly reports on liquidity and transactions within the investment portfolio; monthly reports on capital; quarterly reports on interest rate risk and enterprise risk management; oversight of the internal audit function, regulatory compliance and loan review by the Audit Committee; annual reports to the Board of Directors from the Company's primary regulators; oversight of significant legal risks through the Legal Oversight Committee, oversight of governance issues by the Corporate Governance Committee; and through other reports from management on additional areas of risk as they are identified.

Independence of Directors

Nasdaq rules require that a majority of the directors of Nasdaq-listed companies be "independent." An "independent director" generally means a person other than an officer or employee of the listed company or its subsidiaries, or any other individual having a relationship, which, in the opinion of the listed company's board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Certain categories of persons are deemed not to be independent under the Nasdaq rules, such as persons employed by the listed company within the last three years, and persons who have received (or whose immediate family members have received) payments exceeding a specified amount from the listed company within the last three years, excluding payments that are not of a disqualifying nature (such as compensation for board service, payments arising solely from investments in the listed company's securities, and benefits under a tax-qualified retirement plan). Nasdaq rules impose somewhat more stringent independence requirements on persons who serve as members of the audit committee or, beginning in 2014, the compensation committee of a listed company.

Of the fourteen persons who currently serve on our Board of Directors, we believe that Messrs. Clonch, Craigo, Elliot, Fairchilds, File, Fisher, Goldman, Hambrick, Hylton, Kayser, McLaughlin, Rossi and Ms. Rowe are "independent" for purposes of Nasdaq rules. Mr. Hageboeck is not considered independent because he is an officer of City Holding Company. The Board has also determined that no member of the Audit Committee has any material relationship with the Company (either directly or indirectly as a partner, shareholder or officer of an organization that has a relationship with the Company) and that all members of this committee meet the criteria for independence under the Nasdaq listing standards.

Meetings of Independent Directors

Independent members of the Board of Directors generally meet in executive sessions without management either immediately preceding or immediately following every regularly scheduled Board meeting. Other sessions may be called by the Chairman in his or her own discretion or at the request of the independent members of the Board. The independent directors met twelve times in 2012. Mr. McLaughlin, the independent Chairman, leads both the regular meetings of the Company's directors as well as the executive sessions of independent directors.

Shareholders and other interested persons may contact the Chairman of the Board or the independent members of the Board of Directors as a group through the method described in "Communications with the Board of Directors" below.

Attendance at Annual Meeting

Although there is no formal written policy, the Company expects all directors to attend the annual meeting of shareholders each year and historically more than a majority have done so. All directors attended the annual meeting of shareholders held on April 25, 2012.

Communications with the Board of Directors

The Board of Directors has unanimously approved a process for shareholders to send communications to the Board of Directors and individual directors. Shareholders and other interested persons may communicate with the full Board of Directors, a specified committee of the Board, the independent directors or a specified individual member of the Board in writing by mail c/o City Holding Company, 25 Gatewater Road, P. O. Box 7520, Charleston, WV 25356-0520, Attention: Victoria A. Faw, Corporate Secretary. All communications will be forwarded to the Board of Directors, the specified committee of the Board or the specified individual director, as appropriate. The Company screens all regular mail for security purposes.

Availability of Codes of Business Conduct and Ethics and Committee Charters

In December 2009, the Company adopted a new Code of Business Conduct and Ethics which applies to all employees (including its chief executive officer and chief financial officer). Members of the Board of Directors are governed by a separate Code of Business Conduct and Ethics approved in January 2004. All members of the Board of Directors attest to their continued compliance with the Code of Business Conduct and Ethics annually. Both of the Codes of Business Conduct and Ethics and the charters of the Audit Committee, Compensation Committee, and Governance and Nominating Committee are available on the Company's Internet website at *http://www.bankat city.com* under the Corporate Governance link located at the bottom of the page. The Company intends to disclose any changes in or waivers from its Codes of Business Conduct and Ethics by posting such information on its website or by filing a Form 8-K.

Committees of the Board of Directors and Meeting Attendance

The full Board of Directors met thirteen times during the fiscal year ended December 31, 2012. No member of the Board of Directors of the Company attended less than 75% of the aggregate meetings of the Board of Directors and all committees on which such director served during 2012.

Membership on Certain Board Committees

The Board of Directors of City Holding Company has established an Audit Committee, Executive Committee, Nominating and Governance Committee, Compensation Committee and Legal Oversight Committee. The following table sets forth the membership of such committees and the independence of each director as of the date of this proxy statement.

Director	Executive Committee	Audit Committee	Nominating and Governance Committee	Compensation Committee	Legal Oversight Committee	Independent*
Hugh R. Clonch	--	--	X	X	--	X
Oshel B. Craigo	--	--	X	X	--	X
John R. Elliot	--	--	X	X	--	X
Charles W. Fairchilds [1]	--	--	--	--	--	X
William H. File III	--	--	X	X	X	X
Robert D. Fisher	--	--	X	X	Chairman	X
Jay C. Goldman	X	--	Chairman	X	X	X
Charles R. Hageboeck	X	--	--	--	--	--
David W. Hambrick	--	X	--	--	X	X
Tracy W. Hylton II	--	X	--	--	--	X
C. Dallas Kayser	X	---	X	Chairman	X	X
Philip L. McLaughlin	Chairman	--	--	--	--	X
James L. Rossi	X	Chairman	--	--	--	X
Sharon H. Rowe	--	X	--	--	--	X
Number of Meetings Held in 2012	**2**	**5**	**1**	**3**	**0**	**12**

* Director meets the independence requirements as defined in the listing standards of Nasdaq and SEC Regulations

[1] Mr. Fairchilds has not yet been appointed to serve on any committees of the Board of Directors.

Executive Committee

For the fiscal year ended December 31, 2012, the Executive Committee consisted of Messrs. Goldman, Hageboeck, Kayser, McLaughlin (Chairman) and Rossi. Subject to limitations imposed by the West Virginia Business Corporation Act, the Executive Committee has the power to act between meetings of the Board on virtually all matters that the Board could act upon, but generally as a matter of practice reserves its function for special or emergency purposes. The Executive Committee met two times during the fiscal year ended December 31, 2012.

Compensation Committee

During 2012, the Compensation Committee consisted of Messrs. Kayser (Chairman), Clonch, Craigo, Elliot, File, Fisher, and Goldman. The Board of Directors has determined that each of the current members of the Compensation Committee is "independent" within the meaning of the general independence standards of the listing standards of The NASDAQ Stock Market, Inc. For a description of the function of the Compensation Committee, see "*Board Compensation Committee Report on Executive Compensation*" beginning on page 26. The Compensation Committee met three times during the fiscal year ended December 31, 2012.

Audit Committee

In 2012, members of the Audit Committee included Messrs. Rossi (Chairman), Hambrick, and Hylton and Ms. Rowe, none of whom is employed by the Company. The Board of Directors has determined that each of the current members of the Audit Committee is "independent" within the meaning of the enhanced independence standards for audit committee members in the Securities Exchange Act of 1934 and rules thereunder, as amended, and as incorporated into NASDAQ listing standards. The Board of Directors has also determined that James L. Rossi, Chairman of the Audit Committee, is an "audit committee financial expert" within the meaning of the rules promulgated by the Securities and Exchange Commission pursuant to the Sarbanes-Oxley Act of 2002 and is "independent" within the meaning of the general independence standards of the NASDAQ listing standards. The Audit Committee held five meetings during fiscal year 2012. The Audit Committee selects the Company's independent registered public accounting firm (subject to shareholder ratification), considers the scope of the audit, reviews the activities and recommendations made by the Company's internal auditors, and considers comments made by the independent registered public accounting firm with respect to the Company's internal control structure.

Governance and Nominating Committee

During 2012, the Governance and Nominating Committee ("Governance Committee") consisted of Messrs. Goldman (Chairman), Craigo, Clonch, Elliot, File, Fisher, and Kayser. The Board of Directors has determined that each of the current members of the Governance Committee is "independent" within the meaning of the general independence standards of the listing standards of Nasdaq. For a description of the function of the Governance Committee, see the "*Governance and Nominating Committee Report*" on page 5. The Governance Committee met one time during fiscal year 2012.

Director Candidate Recommendations and Nominations by Shareholders. The Governance Committee's Charter provides that the Governance Committee will consider director candidate recommendations by shareholders. Any shareholder entitled to vote for the election of directors may (1) recommend candidates for election to the Board of Directors or (2) nominate persons for election to the Board or Directors if such shareholder complies with the procedures set forth in the Company's Amended and Restated Bylaws, which are summarized in "*Shareholder Proposals and Nominations*" beginning on page 44.

Governance and Nominating Committee Process for Identifying and Evaluating Director Candidates. For a description of the Governance Committee's process for identifying and evaluating candidates for election to the Board of Directors, see the "*Governance and Nominating Committee Report*" on page 5. The Governance Committee did not receive any recommendations from any shareholders in connection with the 2013 annual meeting.

Legal Oversight Committee

During 2012, the Legal Oversight Committee ("Legal Committee") consisted of Messrs. Fisher (Chairman), File, Goldman, Hambrick, and Kayser. The Legal Committee did not meet during fiscal year 2012. The Legal Committee meets as necessary with management and/or outside legal counsel to review the Company's outstanding litigation and to advise management on such matters as requested.

Compensation of Directors

For 2012, non-employee directors of the Company received an annual retainer of $12,500 and $500 for each Board or committee meeting attended. In addition, Messrs. Goldman, Kayser, McLaughlin and Rossi, received committee chair and Chairman fees of $5,000, $5,000, $15,000 and $10,000, respectively. Expenses associated with attending meetings, such as travel costs and meals, are considered integrally and directly related to the performance of their duties as directors, are not considered to be personal benefits or perquisites and are not separately disclosed.

On February 27, 2013, the Board awarded $19,964 of Company Common Stock, par value $2.50, to each non-employee director of the Company on December 31, 2012. The market price on the date of grant, February 27, 2013 was $37.74 per share.

Bank of Raleigh Directors Deferred Compensation Plan

Between 1987 and 1998, ten directors of the former Bank of Raleigh deferred all or part of their director fees in exchange for compensation that was deferred until their 70th birthdays. The Bank of Raleigh was part of Horizon Bancorp, Inc. which merged with the Company on December 31, 1998. The shareholders of both corporations ratified that merger and the benefits due under the Bank of Raleigh Directors Deferred Compensation Plan when they approved the merger in 1998. Directors File and Hylton were directors of the former Bank of Raleigh, and are covered by these plans. Under the terms of these plans, directors were given the opportunity to defer all or a portion of their directors' fees for their service to the Bank of Raleigh beginning in 1987 through 1998. As a result of such deferrals, these directors (or their survivors) are entitled to payments for a period of 15 years upon reaching retirement age, as defined by the plans, or death. The methodology for calculating future benefits for these directors was established at the time that the deferrals were made, and is unaffected by their current service on the Board of the Company. The Company accrued the present value of these obligations on its Consolidated Balance Sheet. Their deferred benefits under the plan are as follows:

	Monthly Pension Benefit	Pension Start Date	Present Value of Benefit @ 12/31/12	Expense Recognized In 2012 In Regard to Benefits
William H. File III	$ 6,631	7/1/2017	$ 606,310	$ 37,396
Tracy W. Hylton II	$ 4,790	9/1/2018	$ 408,400	$ 25,189

2012 DIRECTOR COMPENSATION

DIRECTOR COMPENSATION

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Hugh R. Clonch	21,000	19,964	-	-	-	-	40,964
Oshel Craigo	20,500	19,964	-	-	-	-	40,464
Charles W. Fairchilds [1]	-	-	-	-	-	-	-
John R. Elliot	19,500	19,964	-	-	-	-	39,464
William H. File III	21,000	19,964	-	-	37,396	-	78,360
Robert D. Fisher	21,000	19,964	-	-	-	-	40,964
Jay C. Goldman	27,000	19,964	-	-	-	-	46,964
Charles R. Hageboeck [2]	-	-	-	-	-	-	-
David W. Hambrick	21,500	19,964	-	-	-	-	41,464
Tracy W. Hylton II	21,000	19,964	-	-	25,189	-	66,153
C. Dallas Kayser	27,000	19,964	-	-	-	-	46,964
Philip L. McLaughlin	39,125	19,964	-	-	-	-	59,089
James L. Rossi	32,500	19,964	-	-	-	-	52,464
Sharon H. Rowe	21,500	19,964	-	-	-	-	41,464

[1] Mr. Fairchilds joined the Board of Directors in January 2013 and therefore did not receive fees for 2012.

[2] Mr. Hageboeck, President and CEO of the Company, does not receive fees for director or committee service or for meeting attendance.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of the Board of Directors (the "Audit Committee") is comprised of four independent directors and operates under a written charter adopted by the Board of Directors. The Audit Committee selects the Company's independent registered public accounting firm, subject to shareholder ratification. Management is responsible for the Company's internal controls and the financial reporting process. The independent registered public accounting firm is responsible for performing an independent audit of the Company's consolidated financial statements and for performing an audit of the Company's internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States) and for issuing reports thereon. The Audit Committee's responsibility is to monitor and oversee these processes. In this context, the Audit Committee has met and held discussions with management and Ernst & Young LLP ("Ernst & Young"), the Company's independent registered public accounting firm.

Management represented to the Audit Committee that the Company's audited consolidated financial statements were prepared in accordance with U.S. generally accepted accounting principles, and the Audit Committee has reviewed and discussed the audited consolidated financial statements with management and Ernst & Young.

The Audit Committee has discussed with Ernst & Young the matters required to be discussed by the Public Company Accounting Oversight Board.

The Audit Committee has also received the written disclosures and the letter from Ernst & Young relating to the independence of that firm as required by Public Company Accounting Oversight Board's Ethics and Independence Rule 3526 (Communication with Audit Committees Concerning Independence), as currently in effect, and has discussed with Ernst & Young that firm's independence from the Company. The Audit Committee has also considered whether the provision of non-audit related services by Ernst & Young is compatible with maintaining Ernst & Young's independence and determined that Ernst & Young's independence has not been impaired.

Based upon the Audit Committee's discussions with management and Ernst & Young and the Audit Committee's review of the representations of management and the report of Ernst & Young to the Audit Committee, the Audit Committee recommended that the Board of Directors include the audited consolidated financial statements in the Company's Annual Report on Form 10-K for the year ended December 31, 2012 filed with the Securities and Exchange Commission.

Respectfully submitted,

James L. Rossi, Chairman
David W. Hambrick
Tracy W. Hylton, II
Sharon H. Rowe

February 26, 2013

This report shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, unless the Company specifically incorporates this report by reference. It will not be otherwise filed under such Acts.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The directors who constituted the Compensation Committee during 2012 were Messrs. Kayser (Chairman), Clonch, Craigo, Elliot, File, Fisher, and Goldman. None of the individuals who served as a member of the Compensation Committee during 2012 were at any time officers or employees of the Company or any of its subsidiaries or had any relationship with the Company requiring disclosure under SEC regulations.

EXECUTIVE OFFICERS OF CITY HOLDING COMPANY

The following table sets forth the name of each executive officer as of December 31, 2012, and the principal positions and offices held with the Company. Unless otherwise indicated, each of these officers has served as an executive officer of the Company for at least five years. Executive officers' ages are shown as of the date of the annual meeting, April 24, 2013.

Name	Age	Business Experience
Charles R. Hageboeck	50	President and Chief Executive Officer, City Holding Company and City National Bank since February 2005. Executive Vice President and Chief Financial Officer, City Holding Company and City National Bank from June 2001 – January 2005.
Craig G. Stilwell	57	Executive Vice President of Retail Banking, City Holding Company and City National Bank since February 2005. Executive Vice President of Marketing & Human Resources, City Holding Company and City National Bank May 2001 – February 2005.
John A. DeRito	63	Executive Vice President of Commercial Banking, City Holding Company and City National Bank since June 2004.
David L. Bumgarner	48	Senior Vice President and Chief Financial Officer, City Holding Company and City National Bank since February 2005.
Michael T. Quinlan, Jr.	44	Senior Vice President of Branch Banking, City Holding Company and City National Bank since July 2001. Mr. Quinlan was appointed as an executive officer by the Board of Directors on February 24, 2010.

COMPENSATION DISCUSSION AND ANALYSIS

Overview

The following discussion provides an overview and analysis of the Compensation Committee's philosophy and objectives in designing the Company's compensation programs as well as the compensation determinations relating to the President & Chief Executive Officer, Chief Financial Officer, EVP Retail Banking, EVP Commercial Banking and SVP Branch Banking, who are collectively referred to as the "named executive officers" or "executives."

This discussion should be read together with the compensation tables for our named executive officers, which can be found following this discussion.

Executive Summary

Financial and Strategic Highlights

City Holding Company completed another successful year in 2012 from both a financial performance and growth perspective. The Company expanded through the completed acquisitions of Virginia Savings Bancorp in 2012 and Community Financial Corporation in early 2013, increasing total assets to $3.4 billion. Commercial loan growth was strong relative to peers, and the Company had exceptionally strong growth in its trust and investment management businesses. As a result of merger-related expenses, 2012 reported results were down slightly compared to 2011; however, exclusive of the acquisition and integration expenses, 2012's results compared to 2011 quite favorably.

Financial highlights include:

- Net income of $38.9 million

- Return on Average Assets ("ROAA") of 1.37%

- Return on Average Tangible Common Equity ("ROATCE") of 15.8% after adjusting for acquisition-related expenses

- Efficiency ratio of 57.16%

- Net interest margin increased from 3.89% for 2011 to 3.96% for 2012

- Loan balances increased $173 million

- Trust and investment management fee income increased 21.5% in 2012 driven primarily by an increase in assets under management

Key Compensation Outcomes

Compensation outcomes for 2012 reflected the Company's strong performance during the year and included cash and equity awards that were generally above targeted performance levels as determined under the Company's executive incentive plans. The Board approved significant changes to the executive incentive plans to ensure that compensation reflects the Company's performance, supports shareholder value creation and is aligned with the Company's long-term safety and soundness. These changes first became effective in 2011 and the Board continued the use of these plans in 2012.

- *Salaries*: The Committee elected not to increase salaries for 2012 given that the Committee reviewed salaries in 2011 and determined they were in line with the desired positioning relative to the market and appropriately reflected each executive's value to the Company.

- *Cash Incentives*: The Company performed above targeted performance levels in 2012 and achieved its performance triggers relating to capital and asset quality. As a result, executives generally received cash incentives above the targeted payout levels. Awards ranged between 84% and 130% of targeted payout levels.

- *Long-Term Incentives*: The Company granted restricted stock and stock options in early 2012 based on Company and executive performance in 2011. Awards values were determined based on both formalized performance goals and the Board's subjective assessment of Company and individual performance. Based on these factors, executives received equity ranging from 112% to 128% of targeted payout levels.

Say on Pay Vote

The Compensation Committee evaluates the Company's executive compensation programs in light of market conditions, shareholder views, and governance considerations, and makes changes as appropriate. As required by the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Company is required to permit a separate non-binding shareholder vote to approve the compensation of its executives. The Company held this advisory "say-on-pay" vote at the 2012 annual shareholders meeting. Shareholders overwhelmingly approved the compensation of the executives, with 95.6% of shareholder votes cast in favor of the say-on-pay proposal.

The Company considered the number of votes cast in favor of the 2012 say-on-pay proposal to be a positive endorsement of its current pay practices and believes the vote result is evidence that its compensation policies and decisions have been in the best interests of shareholders. As a result, the Compensation Committee retained its overall approach to executive compensation and did not make significant changes to the executive compensation program. The Company will continue to monitor the level of support for each say-on-pay proposal in the future and will consider this alongside other factors as it makes future executive compensation decisions.

Executive Compensation Philosophy

The Compensation Committee believes that its principal responsibility is to ensure that the Company's compensation practices allow it to keep qualified management and to focus management on achieving business and financial objectives intended to increase shareholder returns and drive sustained value creation without promoting excessive risk taking.

The Committee believes that overall compensation should reflect compensation levels of comparable executives at peer institutions while also taking into account individual responsibilities and contributions to the Company's overall performance as measured by profitability, the market price of the Company's stock, and progress made toward achieving long-term strategic objectives.

In line with its pay-for-performance philosophy, the Committee believes that executives whose companies have performed well should be better compensated than executives whose companies have performed poorly. As such, the Company has generally targeted base salaries near the peer group median, provided strong cash incentive opportunities when the Company performs well, and stock compensation that rewards management for long-term success. The Company has not emphasized tenure-based compensation such as defined benefit pension plans and SERPs. The Company's Board considers such forms of compensation to be misaligned with shareholder interests because it believes these forms of compensation generally reward tenure instead of performance. In short, the executives are accountable for the performance of the Company and the Board has designed the compensation program to reflect this.

Role of the Compensation Committee

The Compensation Committee is responsible for the design, implementation and administration of the compensation programs for executive officers and directors of the Company. The Compensation Committee completed the following actions relative to 2012 executive compensation:

- Reviewed and approved stock ownership requirements of named executive officers and directors, which were effective in 2012
- Reviewed and approved the compensation peer group
- Reviewed base salaries in the context of McLagan's 2011 compensation study, used to help establish 2011 and 2012 salaries
- Reviewed the Company's compensation philosophy
- Reviewed and approved the 2012 cash incentive plan
- Reviewed and approved equity awards to named executive officers
- Reviewed and approved cash incentive payments for named executive officers
- Developed the 2013 Incentive Plan for submission to shareholders for approval
- Reviewed the Compensation Committee charter

Role and Relationship of the Compensation Consultant

As permitted by the Compensation Committee charter, the Committee periodically engages an independent outside compensation consultant to advise the Committee on executive compensation matters. The Committee did not engage a consultant to provide services relating to the executives in 2012. However, in 2011 the Committee retained McLagan, an Aon Hewitt company, to provide independent executive compensation advice and market compensation information. During 2011, McLagan assisted the Compensation Committee with the following initiatives, used to support compensation decisions for both 2011 and 2012:

- Assisted in selecting a peer group of institutions for compensation benchmarking
- Compiled information relating to executive compensation from peer banks
- Advised the Committee on changes in industry compensation practices and provided insight on emerging regulations
- Provided recommendations to the Committee regarding salaries and the appropriate level of cash incentives and equity awards
- Assisted in the re-design of the Company's annual cash incentive and long-term equity incentive programs
- Advised the Committee on market trends and best practices with regard to stock ownership requirements

The Committee evaluated McLagan's analysis and recommendations alongside other factors when making compensation decisions affecting the Company's 2012 executive compensation program and when submitting its own recommendations to the Board on these matters.

Pursuant to the terms of its retention, McLagan reported directly to the Compensation Committee, which retains sole authority to select, retain, terminate, and approve the fees and other retention terms of its relationship with McLagan. McLagan did not provide any services outside those related to executive compensation and the Committee approved all projects completed by McLagan.

In 2013, the Compensation Committee reviewed its relationship with McLagan and considered McLagan's independence in light of all relevant factors, including those set forth in Rule 10C-1(b)(4)(i) through (vi) under the Securities Exchange Act of 1934. The Compensation Committee received a report from McLagan addressing its independence, including the following factors: (1) other services provided to the Company by McLagan; (2) fees paid by the Company as a percentage of McLagan's total revenue; (3) policies or procedures maintained by McLagan that are designed to prevent a conflict of interest; (4) any business or personal relationships between the senior advisors and a member of the Compensation Committee; (5) any Company stock owned by the senior advisors; and (6) any business or personal relationships between the executives and the senior advisors. The Compensation Committee discussed these considerations and concluded that the work performed by McLagan and McLagan's senior advisors involved in the engagements did not raise any conflict of interest.

Role of Management

The CEO assists the Compensation Committee in recommending agenda items for its meetings and by gathering and producing information for these meetings. As requested by the Compensation Committee, the CEO participates in Committee meetings to discuss executive compensation, evaluate the performance of both the Company and individual executives, and provide pertinent financial, legal, or operational information. The CEO provides his insights and suggestions regarding compensation, but only Compensation Committee members vote on executive compensation decisions and other Company compensation matters under their purview for recommendation to the Board of Directors.

In 2012, the CEO made recommendations to the Committee regarding base salaries, incentive goals, and equity awards for executives other than himself. The Committee retained discretion to approve or modify recommendations prior to approval or, in the case of equity awards, prior to presentation before the Board of Directors for approval. The Committee discussed the CEO's recommendations with him, but made final deliberations in executive session, without the CEO, or any members of management present.

Balancing Profitability and Risk

The Compensation Committee is responsible for establishing incentive plans for executive officers that achieve an appropriate balance between Company results and risk. The Committee recognizes that the business of banking inherently requires that the Company take on certain risks—in its lending activities, its depository activities, its investing activities, as well as many other facets of the traditional banking business. For instance, every loan made represents the extension of "risk" in exchange for a return in the form of interest paid by the customer to the bank. However, the Company recognizes that if incentive compensation is tied disproportionately to short-term performance metrics, or if proper controls and balances are not in place, there is some possibility that executives might be induced to take on excessive risk in pursuit of short-term gains, which would result in an undesirable risk-return balance.

To help ensure that incentive plans appropriately balance profitability and risk, the Committee undertook a comprehensive review of the Company's incentive plans in accordance with the final joint guidance issued by banking regulators regarding compensation risk. In support of its risk management goal, the Committee noted that the Company has established a compensation philosophy that balances short-term incentives paid for achieving strong short-term results with long-term stock incentives whose value would be negatively impacted by loan losses in the long-run. In addition, the executive incentive plans incorporate asset quality and capital triggers to help ensure that executives appropriately balance return and risk. The triggers also help ensure that incentives are appropriate and justifiable in the context of the Company's overall financial condition. If asset quality or capital levels deteriorate below thresholds prescribed by the Board, incentives would be reduced or eliminated.

Upon due consideration of these items, the Committee believes that the Company's incentive plans are designed in such a way as to encourage executives to take only prudent levels of risk in the pursuit of strong performance on behalf of shareholders. Furthermore, it believes that the Company's compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on its business or operations.

Competitive Benchmarking and Peer Groups

The Compensation Committee believes that it is important to review compensation in the context of the Company's performance and the compensation offered by its peers in the market, which it considers to include companies of similar size, markets, and products. The Company has traditionally looked at two peer groups.

- National Peer Group – Publicly traded banks with total assets between $2 and $5 billion (92 banks as of December 31, 2012). This group was used primarily for performance comparisons and was not used to conduct a formal market analysis of compensation.

- Regional Peer Group – Comprised of 21 banks selected in 2011 in coordination with McLagan, based on the following criteria:
    - Banks that were profitable
    - Non-performing assets less than five percent of total assets
    - At least twenty percent of revenues from non-interest income
    - No TARP participants
    - Operating in West Virginia, Indiana, Kentucky, Pennsylvania, South Carolina, Tennessee, Virginia, Maryland and upstate New York

The banks included in the "Regional Peer Group" (including their state abbreviation and stock ticker symbol) are:

Bryn Mawr Bank Corporation (PA, BMTC)	Cardinal Financial Corporation (NY, CFNL)
Canandaigua National Corporation (NY,CNND)	Community Trust Bancorp Inc. (KY, CTBI)
Community Bank Systems Inc. (NY, CBU)	1st Source Corporation (IN, SRCE)
First Commonwealth Financial Corporation (PA, FCF)	First Community Bancshares Inc. (VA, FCBC)
First Financial Corporation (IN, THFF)	Financial Institutions Inc (NY, FISI)
German American Bancorp. Inc (IN, GABC)	NBT Bancorp, Inc. (NY, NBT)
Orrstown Financial Services, Inc. (PA, ORRF)	Republic Bancorp Inc. (KY, RBCAA)
Sandy Spring Bancorp, Inc. (MD, SASR)	SCBT Financial Corporation (SC, SCBT)
S.Y. Bancorp, Inc (KY, SYBT)	Tompkins Financial Corp (NY, TMP)
Univest Corp. of Pennsylvania (PA, UVSP)	WesBanco Inc. (WV, WSBC)
Wilson Bank Holding Co. (TN, WBHC)	

Performance Comparison to Market

The Company was clearly a top performer in 2012 compared to both the National and Regional peer groups. The Company's performance ranked above the median, and was in most cases above the 75th percentile of both peer groups, as shown in the table below. None of CHCO's performance metrics have been adjusted for acquisition-related expenses.

Performance Measures – 2012	CHCO	National Peer Group (Median)	CHCO to National Peer Group (Percentile Rank)	Regional Peer Group (Median)	CHCO to Regional Peer Group (Percentile Rank)
Total Assets	$ 2.9B	$ 3.0B	45%	$ 3.0 B	45%
Net Income	$ 38.9M	$ 27.5M	76%	$ 31.4M	59%
ROAA	1.37%	0.95%	88%	1.02%	86%
ROATCE	14.7%	10.6%	85%	13.1%	68%
Number of Branches	73	41	87%	54	59%

Note: Regional Peer Group excludes WBHC which had not disclosed financial data for December 31, 2012 as of March 7, 2013.

On a long-term basis, the Company has also been a top performer compared to both the National and Regional peer groups. The Company's five-year total shareholder return (TSR) compares favorably to the Regional peer group and significantly outperforms the National peer group.



The Company's Return on Average Tangible Common Equity (ROATCE) has remained above the median compared to both the National and Regional peers over each of the past five years.



Compensation Comparison to Market

The Compensation Committee engaged McLagan in 2011 to conduct an analysis of the Company's executive compensation plans compared to the market. McLagan compiled market compensation information for the study based on the compensation of executives in the Regional peer group with similar roles or who were positioned similarly to the Company's executives in their respective organizations. The study evaluated base salary, cash incentives, long-term incentives, and other compensation (e.g., perquisites, executive benefits, 401(k) matches).

Key findings of the study included the following:

·   The Company was performing highly relative to its peers and was positioned in the upper quartile across most financial measures.
·   In line with the desired positioning of salaries relative to the market, 2011salaries, after mid-year adjustments, were within 15% of the market median for each executive. Mr. Hageboeck's salary was 2% below the median, while salaries for the remaining executives were 6% below the median on average.
·   Targeted total cash (salary + target cash incentives) was within 15% of the peer group median for each of the executives.
·   The targeted value of long-term incentives provided to the executives was similar to the peers and, when combined with other compensation, resulted in total compensation 6% below peer group median on average across the Company's executives. Targeted total compensation for Mr. Hageboeck was 6% below the peer group median.
·   While common in the peer group, the Company's total compensation package did not make use of executive retirement benefits, such as defined benefit pension plans and SERPs.

Based on the results of the study, the Committee asked McLagan to recommend changes in the Company's compensation practices that were consistent with its compensation philosophy and objectives as described in the section titled *Executive Compensation Philosophy*. When making compensation decisions, the Committee considered McLagan's recommendations alongside other factors such as each executive's unique value and contribution to the Company, individual and Company performance, experience, and internal pay equity relationships.

Discussion of Executive Compensation Components

The following table outlines the major elements of 2012 total compensation for our executives:

Compensation Element	Description and Purpose	Link to Performance	Fixed/ Performance Based	Short/Long-Term
Base Salary	Helps attract and retain executives through periodic payments of market-competitive base pay	Based on individual performance, experience, and scope of responsibility. Used to establish cash and equity incentive award opportunities.	Fixed	Short-Term
Cash Incentives	Encourages achievement of financial performance metrics that create near-term shareholder value	Quantitatively ties the executive's compensation directly to factors that are judged important to the success of the Company and within each executive's own sphere of influence. Most executives share a common profitability goal, while a portion of the incentive plan for the EVP Commercial Banking and SVP Branch Banking is tied to departmental goals. Incentives for all executives are conditioned on additional performance triggers that help ensure Company remains positioned to perform over the long-term.	Performance Based	Short-Term
Long-Term Incentive Awards	Aligns long-term interests of executives and shareholders while creating a retention incentive through multi-year vesting	Grant values are based partially on the achievement of predefined Company performance objectives and partially on the Board's subjective evaluation of performance. Resulting awards are designed to maintain a link to the long-term interests of shareholders and emphasize long-term demonstrated financial performance through a tie to the Company's stock price and dividend payments.	Performance Based	Long-Term
Other Compensation	Dividends on restricted stock and health and welfare benefits on the same basis as other employees	Dividends on restricted stock further enhance the executive's link to shareholders by ensuring they share in the distribution of income generated from ongoing financial performance.	Fixed & Performance Based	Short-Term & Long-Term

Base Salary

The Compensation Committee reviews salaries of the peers, but always bases determinations on the qualifications, experience and performance of the individual executives and value of the position to the organization. Salary adjustments have historically coincided with the timing of periodic market compensation studies.

In 2011, the Committee reviewed the performance of individual executives within the scope of their own responsibilities in the Company. The CEO's performance was evaluated based upon the performance of the Company as a whole. The Committee also reviewed the results of the market compensation study performed by McLagan and noted that the salaries for the executives were generally below the median of the peers. The Committee requested that McLagan provide recommended salary levels, which served as a starting point in the Committee's decision process surrounding salary increases.

After reviewing the salaries recommended by McLagan in 2011 and noting the performance of the Company and individual executives, the Committee recommended that the Board increase salaries from their 2010 levels. The Committee determined not to increase salaries for 2012. The Board approved salaries as recommended and described below:

Name	Title	2010 Salary	2011 Salary	2012 Salary
Charles R. Hageboeck	President & CEO	$ 415,000	$ 450,000	$ 450,000
David L. Bumgarner	Chief Financial Officer	172,500	195,000	195,000
Craig G. Stilwell	EVP, Retail Banking	245,000	275,000	275,000
John A. DeRito	EVP, Commercial Banking	205,000	230,000	230,000
Michael T. Quinlan, Jr.	SVP, Branch Banking	160,000	190,000	173,409

Cash Incentives

The Company's cash incentive plan is designed to motivate executives to achieve the Company's annual performance objectives by tying a portion of compensation directly to factors that will create both short-term and long-term value to the Company's shareholders.

During 2011, with the assistance of its compensation consultant, the Board determined that Return on Average Tangible Common Equity (ROATCE) represented the best measure of the Company's success on behalf of its shareholders and determined to use ROATCE as the primary performance goal in the cash incentive plan for most executives. With input from management, the Board approved departmental performance goals for select individuals that support the broader objectives of the Company and were within each executive's sphere of influence. In addition, cash incentive payments are subject to capital and asset quality triggers to discourage excessive risk-taking and ensure the plan balances profitability with the Company's safety and soundness as a financial institution.

The tables below show the 2012 performance goals and results, weighting within the cash incentive plan, total cash incentive award opportunities, and payouts under the plan for 2012.

Name	Title	Goal Weighting
Charles R. Hageboeck	President & CEO	100% ROATCE
David L. Bumgarner	Chief Financial Officer	100% ROATCE
Craig G. Stilwell	EVP, Retail Banking	100% ROATCE
John A. DeRito	EVP, Commercial Banking	50% ROATCE 50% Commercial Loan Growth
Michael T. Quinlan, Jr.	SVP, Branch Banking	100% Branch Performance Scorecard

	2012 Performance Goal			
	Threshold	**Target**	**Maximum**	**Actual 2012 Result**
ROATCE*	8%	14%	20%	**15.8%**
Commercial Loan Growth (Mr. DeRito only)	--	3.0%	--	**5.6%**
Branch Performance Scorecard (Mr. Quinlan only)	--	100 points	--	**96 points**
Point Weighting:				
- Branch Production Goals (45%)		45 points		45 points
- Deposit & Loan Growth (25%)		25 points		25 points
- Branch Profitability (10%)		10 points		6 points
- Fee Income Management (5%)		5 points		5 points
- Product Penetration (5%)		5 points		5 points
- Leadership / Management (10%)		10 points		10 points

**Expenses associated with acquisition are excluded from ROATCE calculations*

Performance Triggers – Payment of incentives are subject to the following conditions

Company must receive "well-capitalized" rating by primary regulators (achieved in 2012)

Ratio of non-performing assets to total assets cannot exceed 4.84% (achieved in 2012)

The table below shows the 2012 ROATCE performance result as calculated for purposes of the incentive plan. The final ROATCE result excludes expenses associated with the Company's acquisition of Virginia Savings Bancorp.

2012 ROATCE – Reconciliation for expenses associated with acquisition		
Reported Income Before Income Taxes	$	59,243
Merger Expenses		4,708
Adjusted Reported Income Before Income Taxes		63,951
Income Taxes		22,180
Adjusted Net Income	**$**	**41,771**
Average Equity	$	325,073
Average Intangible Assets		60,931
Average Tangible Equity	**$**	**264,142**
Return on Average Tangible Common Equity		**15.8%**

Name	Cash Incentive Award Opportunity as % of Salary			Actual 2012 Award	
	Threshold	Target	Maximum	(% of salary)	($)
Charles R. Hageboeck	0%	45%	90%	59%	263,588
David L. Bumgarner	0%	25%	50%	33%	63,416
Craig G. Stilwell	0%	35%	70%	46%	125,342
John A. DeRito	0%	35%	70%	45%	103,135
Michael T. Quinlan, Jr.	0%	25%	25%	21%	36,414

Long-term Incentives

The Company believes in structuring its compensation plans to reflect an appropriate balance between short-term incentive compensation that rewards management for maintaining strong current financial performance and long-term compensation that rewards management for increases in the long-term underlying value of the Company. The Company also recognizes the importance of maintaining a stable and qualified executive management team to the long-term success of the institution. To support these objectives, the Company provides the executives with the opportunity to receive equity-based awards in the form of both stock options and restricted stock.

Stock Options	Options derive their value through price-appreciation only and therefore, motivate executives to increase stock price. The Company does not weight options as heavily as restricted stock in the total (30% of 2012 equity grant).
Restricted Stock	Restricted stock rewards executives for long-term stock price increases and preserves alignment with shareholders throughout all stock price performance conditions—both above and below the price on the date of grant. The Committee has chosen to emphasize restricted stock (70% of 2012 equity grant) to ensure that a majority of each executive's long-term compensation remains aligned with shareholders even during periods of general market decline.
Vesting	The Board has established a five-year vesting period to encourage the executive to remain a part of and contribute to the Company's long-term success. Both stock options and restricted stock are subject to a five-year cliff-vesting period requiring executives to forfeit unvested shares upon leaving the Company's employment prior to the completion of the vesting period.
Dividends	The Company provides dividends on restricted stock to allow executives to share in the distribution of income generated from the Company's ongoing financial performance and further align the interests of the executives with those of shareholders. Dividend payments ensure that executives are immediately affected by any decrease or increase in the Company's dividend payments.
Timing of Awards	The Compensation Committee has adopted a general practice of providing long-term incentive awards to executives annually in conjunction with the payment of cash incentives based on the performance of the Company and the executive in the previous year, typically in February or March of each year. However, the Committee may consider recommendations for stock grants to the Company's executive officers at any time, at its own discretion, and as circumstances necessitate.
Pricing of Awards	It is the Company's policy that all option and restricted stock grants be dated on the date that they are approved by the Board of Directors and at an exercise price equal to the closing price of the Company's common stock on that day.

The Board approves annual equity awards to the executives based 50% on formalized goal achievement and 50% on the Board's subjective evaluation of Company and executive performance. The performance goals used to determine a portion of the equity grant are the same goals used to determine cash incentives—based primarily on ROATCE. In this way, the value ultimately delivered to executives through equity awards is based both on annual performance (determines value at grant) and long-term stock price performance (determines realizable value). Goals and goal weighting used to determine the awards granted in early 2012 were as follows.

Name	Title	Goal Weighting
Charles R. Hageboeck	President & CEO	50% ROATCE (2011) 50% Board Discretion
David L. Bumgarner	Chief Financial Officer	50% ROATCE (2011) 50% Board Discretion
Craig G. Stilwell	EVP, Retail Banking	50% ROATCE (2011) 50% Board Discretion
John A. DeRito	EVP, Commercial Banking	25% ROATCE (2011) 25% Commercial Loan Growth (2011) 50% Board Discretion
Michael T. Quinlan, Jr.	SVP, Branch Banking	25% ROATCE (2011) 25% Branch Performance (2011) 50% Board Discretion

The table below shows the 2011 performance goals and the actual results used in the determination of equity awards granted in early 2012 and appearing in the *Summary Compensation Table* for 2012. Performance was generally above the target goal level.

	2011 Performance Goals			Actual 2011 Result
	Threshold	Target	Maximum	
ROATCE	8%	14%	20%	**15.7%**
Commercial Loan Growth (Mr. DeRito only)	--	4.0%	--	**6.6%**
Branch Banking (Mr. Quinlan only)				
- Loan Growth (30% weight)		4.0%		**4.4%**
- Deposit Growth (30% weight)		5.0%		**7.2%**
- Expense Growth (20% weight)		1.5%		**0%**
- Fee Income to Budget (20% weight)		-4.0%		**-4.7%**

The executives' receipt of long-term incentive awards is also conditioned on the same capital and asset quality triggers utilized in the cash incentive plan. Executives are not eligible to receive awards in any given year if these performance triggers are not met.

The Board reviewed each executive's performance and the Company's performance and approved discretionary awards with values that generally mirrored the formula-based portion of the grant. The discretionary awards to each executive ranged between 80% and 100% of the value received under the formula-based portion of the plan. The table below shows the resulting total 2012 award values along with the long-term incentive opportunity levels established for the year. Award values are expressed as a percentage of 2011 base salaries given that the awards were granted in early 2012 based on 2011 salaries and performance.

	Total Long-Term Incentive Award Opportunity as % of Salary				Actual 2012 Award		
Name	Threshold	Target	Maximum	(% of salary)	Grant Date Fair Value ($)	# Options	# Restricted Shares
Charles R. Hageboeck	0%	45%	90%	57%	258,538	6,803	5,114
David L. Bumgarner	0%	25%	50%	30%	59,098	1,555	1,169
Craig G. Stilwell	0%	35%	70%	45%	122,901	3,234	2,431
John A. DeRito	0%	35%	70%	44%	102,120	2,687	2,020
Michael T. Quinlan, Jr.	0%	25%	50%	28%	53,237	1,401	1,053

Stock Ownership Requirement

The Compensation Committee bases a large part of its compensation philosophy on aligning the interests of executives with those of shareholders. As a result, the Board adopted share ownership guidelines in late 2011 for executives. These guidelines require that within a five-year period from the date a person becomes a named executive officer, he or she must hold Company shares in value equal to the following:

- President & CEO – 2x base salary
- Other Named Executive Officers – 1x base salary

The Compensation Committee monitors whether the executives have satisfied or are making progress toward satisfying the share ownership guidelines. As of December 31, 2012, all named executive officers, including the CEO, have been determined to be in compliance with the stock ownership guidelines. In making this determination, the Committee considers common shares deemed to be held for the executive in the 401(k) Plan, common shares beneficially owned by the executive (but excluding options whether or not exercisable), and restricted common shares granted to the executive.

The Board has also adopted stock ownership guidelines for directors of the Company. The guidelines require each director to own Company common stock equal to 5,000 shares within five years of becoming a director; except that, new directors are required to acquire at least 2,000 shares within one year of joining the Board. All directors have been determined to be in compliance with the requirements of the stock ownership guidelines.

Other General Employee Benefits

Executive officers are eligible to participate in all employee benefit plans that are available to eligible employees generally, including health insurance, life and disability insurance, and 401(k) matching contributions.

Clawback Policies

Compensation recovery policies, or "clawbacks," began to be used with the enactment of the Sarbanes-Oxley Act in 2002, which required that in the event of any restatement based on executive misconduct, public companies must recoup incentives paid to the company's CEO and CFO within 12 months preceding the restatement. The Company's CEO and CFO are currently subject to the Sarbanes-Oxley clawback provision which is set forth in Section 304 of the Sarbanes-Oxley Act, and provides that if an issuer "is required to prepare an accounting restatement due to material noncompliance of the issuer, as a result of misconduct, with any financial reporting requirement under the securities laws," the CEO and CFO shall reimburse the issuer for any bonus or other incentive-based or equity-based compensation received, and any profits realized from the sale of the securities of the issuer, during the year following issuance of the original financial report.

In addition, the Compensation Committee intends to fully comply with the Dodd-Frank Wall Street Reform and Consumer Protection Act regarding this issue once rulemaking has been completed with respect to these provisions. Until formal guidance is available, the Compensation Committee will address any situation that may arise and determine the proper and appropriate course of action in fairness to shareholders and award recipients.

BOARD COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

The Compensation Committee of the Board of Directors (the "Compensation Committee") is comprised of seven directors, all of whom (i) satisfy the definition of "independent" under the listing standards of The NASDAQ Stock Market, Inc. (ii) are "non-employee directors" as defined by Rule 16b-3 under the Securities Exchange Act of 1934 and (iii) are "outside directors" as defined by Section 162(m) of the Internal Revenue Code. The Compensation Committee operates under a written charter adopted by the Board of Directors. Committee members are appointed by the Board and may be removed by the Board in its discretion. The Compensation Committee has the authority to delegate any of its responsibilities to subcommittees, as the committee may deem appropriate, provided the subcommittees are composed entirely of independent directors.

The Compensation Committee also has the authority, to the extent it deems necessary or appropriate, to retain a compensation consultant to assist in the evaluation of directors, the Chief Executive Officer (CEO) or senior executive compensation. The Compensation Committee has sole authority to retain and terminate any such consulting firm, including sole authority to approve the firm's fees and other retention terms. The Compensation Committee also has the authority, to the extent it deems necessary or appropriate, to retain other advisors. The Company provides for appropriate funding, as determined by the Compensation Committee, for payment of compensation to any consulting firm or other advisors employed by the Compensation Committee. In addition, the Compensation Committee makes regular reports to the Board and proposes any necessary action to the Board for full Board approval.

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis ("CD&A") with management and based upon such review and discussions with management and the representations of management relating thereto, the Compensation Committee recommended that the Board of Directors include the CD&A in the Company's Annual Report on Form 10-K for the year ended December 31, 2012 filed with the Securities and Exchange Commission, and as applicable, in the Company's proxy statement sent to shareholders in connection with the annual meeting.

Respectfully submitted,

C. Dallas Kayser, Chairman
Hugh R. Clonch
Oshel B. Craigo
John R. Elliot
William H. File III
Robert D. Fisher
Jay C. Goldman

March 14, 2013

This report shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, unless the Company specifically incorporates this report by reference. It will not be otherwise filed under such Acts.

2012 SUMMARY COMPENSATION TABLE

The following table provides information concerning the compensation of the named executive officers for our three most recently completed fiscal years.

SUMMARY COMPENSATION

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change In Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation (1) ($)	Total ($)
Charles R. Hageboeck	2012	450,000	-	180,984	77,554	263,588	-	55,025	1,027,151
President, Chief Executive Officer and Director	2011	450,000	-	70,180	67,650	258, 525	-	47,109	893,464
(Principal Executive Officer)	2010	415,000	-	64,180	61,625	104,165	-	44,215	689,185
David L. Bumgarner	2012	195,000	-	41,371	17,727	63,416	-	22,004	339,518
Chief Financial Officer	2011	195,000	-	22,809	13,530	62,217	-	21,842	315,398
(Principal Financial Officer)	2010	172,500	-	20,859	12,325	30,308	-	19,207	255,199
Craig G. Stilwell	2012	275,000	-	86,033	36,868	125,342	-	33,478	556,721
Executive Vice President, Retail Banking	2011	275,000	-	35,090	32,472	122,909	-	29,973	495,444
	2010	245,000	-	32,090	29,580	61,495	-	27,153	395,318
John A. DeRito	2012	230,000	-	71,488	30,632	103,135	-	30,200	465,455
Executive Vice President, Commercial Banking	2011	230,000	-	35,090	27,060	102,118	-	31,439	425,707
	2010	205,000	-	27,277	24,650	56,134	-	29,239	342,300
Michael T. Quinlan, Jr.	2012	173,409	-	37,266	15,971	36,414	-	16,067	279,127
Senior Vice President, Branch Banking	2011	190,000	-	22,809	13,530	59,147	-	15,637	301,123
	2010	160,000	-	17,650	12,325	28,756	-	14,677	233,408

(1) "All Other Compensation" for 2010, 2011 and 2012 consists of the following: (i) the Company's matching contribution under the City Holding Company 401(k) Plan & Trust, (ii) group term life insurance premium payments, and (iii) dividends paid on restricted shares.

Actual Cash Equivalent Compensation Received

The Summary Compensation Table ("SCT") on page 27 is required by the SEC. However, the SCT includes several forms of non-cash compensation – including options, restricted stock, matching 401(k) contributions and the value of term life insurance. It is difficult to compare these forms of compensation when comparing executive compensation to external compensation statistics because of the non-cash component. In particular, stock-based compensation is valued as of the date of grant – in the case of restricted stock at the market price on the date of grant. In the case of stock options, the SCT reflects the value of the grant at calculated using the Black-Scholes Option Pricing Model. The Black-Scholes options pricing model is a theoretically appealing method to calculate the prospective value of stock options granted to employees, but can be dramatically different than values actually received by the employee once the grant is both vested and exercised. Therefore, the following table – the Actual Cash Equivalent Compensation Table, has been prepared as a supplement to the SCT and includes six years of compensation data for the executive officers. It includes the executive officer's base salary, any cash incentives or bonuses, the value of restricted stock measured by the stock's price as of the first day that the executive had the right to sell the stock and receive cash, the value of any stock options upon their exercise, and the value of all dividends paid to the executive on restricted stock granted to them but not yet exercised. The primary difference between the SCT and the Actual Cash Equivalent Compensation Table is that stock awards in the form of both restricted stock and stock options granted to the executive officers between 2007-2012 are represented in the SCT in such a way as to imply that the executive officers have already received significant compensation from such awards whereas in the Actual Cash Equivalent Compensation Table such stock grants are not included until such time as the executive officers could actually convert the stock grant into cash, and then only at the value actually realizable.

The compensation table shown below is not required by the SEC and this table should not be read as a substitute for the foregoing SCT which is required by the SEC.

ACTUAL CASH EQUIVALENT COMPENSATION

Name and Principal Position	Year	Salary ($)	Bonus ($)	Vested Restricted Stock Awards ($)	Exercise of Stock Option Awards ($)	Cash Incentive Compensation ($)	Dividends on Restricted Stock ($)	Total ($)
Charles R. Hageboeck	2012	450,000	-	-	47,716	263,588	44,920	806,224
President, Chief Executive								
Officer and Director	2011	450,000	-	-	-	258,525	37,740	746,265
(Principal Executive								
Officer)	2010	415,000	-	-	-	104,165	35,020	554,185
	2009	411,250	-	-	-	163,472	17,170	591,892
	2008	379,792	-	-	-	-	-	379,792
	2007	356,333	-	-	-	195,983	-	552,316
David L. Bumgarner	2012	195,000	-	87,150	-	63,416	13,547	359,113
Chief Financial Officer	2011	195,000	-	-	-	62,217	14,297	271,514
(Principal Financial Officer)	2010	172,500	-	-	-	30,308	13,413	216,221
	2009	172,188	-	-	-	45,282	8,534	226,004
	2008	166,354	-	-	-	24,707	3,682	194,743
	2007	150,417	-	-	-	55,454	-	205,871
Craig G. Stilwell	2012	275,000	-	-	51,411	125,342	21,978	473,731
Executive Vice President,								
Retail Banking	2011	275,000	-	-	-	122,909	18,530	416,439
	2010	245,000	-	-	-	61,495	17,170	323,665
	2009	242,500	-	-	-	96,394	8,925	347,819
	2008	222,292	10,000	-	-	-	765	233,057
	2007	210,000	-	11,886	-	135,500	-	357,386
John A. DeRito	2012	230,000	-	87,150	-	103,135	19,376	439,661
Executive Vice President,								
Commercial Banking	2011	230,000	-	-	-	102,118	18,972	351,090
	2010	205,000	-	-	-	56,134	17,663	278,797
	2009	203,125	-	-	-	73,066	10,812	287,003
	2008	189,167	-	-	-	63,531	3,963	256,661
	2007	184,667	-	10,249	-	78,760	-	273,676
Michael T. Quinlan, Jr.	2012	173,409	-	43,575	-	36,414	12,218	265,616
Senior Vice								
President, Branch Banking	2011	190,000	-	-	-	59,147	11,849	260,996
	2010	160,000	-	-	-	28,756	10,999	199,755
	2009	158,750	-	-	-	44,309	6,494	209,553

GRANTS OF PLAN-BASED AWARDS

Each of the executive officers is compensated under a pre-defined incentive plan tied to quantifiable goals. Each officer's incentive plan has a targeted payout if the officer hits predefined goals (Target). Each officer must hit certain minimum goals in order to have any payout at all (Threshold). However, these incentive plans have no proscribed maximum, and it is possible that the officers might receive more than their targeted payouts if performance is good.

For example, Mr. Hageboeck's incentive plan for 2012 was tied to the Company's return on average tangible common equity (ROATCE). A targeted incentive of 45% of Mr. Hageboeck's base salary is earned if the ROATCE is 14%. If the ROATCE is lower, the incentive earned is lower. If the ROATCE is lower than 8%, no incentive is earned. If ROATCE is more than 14%, then the incentive will be higher than the targeted amount. However, under no circumstances would the incentive exceed 90% of base salary.

Similarly, the Other Executive Officers have incentive plans based upon formulas as described earlier (see *"Cash Incentives)"* on page 21).

The table below sets forth information concerning the targets, thresholds and maximums for each executive officer's non-equity incentive plan-based awards as of December 31, 2012.

GRANTS OF PLAN-BASED AWARDS

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/sh)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)			
Charles R. Hageboeck (Principal Executive Officer)		none	202,500	405,000						
David L. Bumgarner (Principal Financial Officer)		none	48,750	97,500						
Craig G. Stilwell		none	96,250	192,500						
John A. DeRito		none	80,500	161,000						
Michael T. Quinlan, Jr.		none	43,352	43,352						

EQUITY HOLDINGS

Outstanding Equity Awards At Fiscal Year-End

The following table sets forth the number of exerciseable and unexerciseable stock options, option exercise prices and expiration dates, the number of unvested stock awards along with their market values and the number and value of equity incentive plan awards held by the named executive officers as of the fiscal year ended December 31, 2012. Each outstanding award is represented by a separate row, which indicates the number of securities underlying the award.

For option awards, the table discloses the exercise price and the expiration date of the options. For stock awards, the table provides the number of shares of stock that have not vested and the aggregate market value of shares of stock that have not vested.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

	Option Awards					Stock Awards			
Name	**Number of Securities Underlying Unexercised Options (#) Exerciseable**	**Number of Securities Underlying Unexercised Options (#) Unexerciseable**	**Equity Incentive Plan Awards: Number of Securities Underlying Unearned Options (#)**	**Option Exercise Price ($)**	**Option Expiration Date**	**Number of Shares of Units of Stock That Have Not Vested (#)**	**Market Value of Shares or Units of Stock That Have Not Vested ($)**	**Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)**	**Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, or Other Rights That Have Not Vested ($)**
Charles R. Hageboeck (1)-(10)	10,000	-	-	33.900	2/24/2014	-	-	-	-
(Principal Executive Officer)	50,000	-	-	32.925	1/30/2015	-	-	-	-
	25,500	12,500	-	39.340	2/27/2017	-	-	-	-
	-	6,250	-	28.150	3/24/2019	2,000	69,700	-	-
	-	-	-	-	-	22,250	775,413	-	-
	-	6,250	-	32.090	2/25/2020	2,000	69,700	-	-
	-	6,250	-	35.090	3/29/2021	2,000	69,700	-	-
	-	6,803	-	35.390	3/27/2022	5,114	178,223	-	-
David L. Bumgarner (11)-(21)	10,000	-	-	32.925	1/30/2015	-	-	-	-
(Principal Financial Officer)	2,500	-	-	36.900	12/20/2015	-	-	-	-
	-	1,500	-	40.880	3/25/2018	350	12,198	-	-
	-	1,250	-	28.150	3/24/2019	650	22,653	-	-
	-	-	-	-	-	5,875	204,744	-	-
	-	1,250	-	32.090	2/25/2020	650	22,653	-	-
	-	1,250	-	35.090	3/29/2021	650	22,653	-	-
	-	1,555	-	35.390	3/27/2022	1,169	40,740		
Craig G. Stilwell (22)-(33)	10,000	-	-	33.900	2/24/2014	-	-	-	-
	5,000	-	-	31.320	2/24/2015	-	-	-	-
	5,000	-	-	36.900	12/20/2015	-	-	-	-
	5,000	5,000	-	39.340	2/27/2017	-	-	-	-
	-	3,000	-	40.880	3/25/2018	750	26,138	-	-
	-	3,000	-	28.150	3/24/2019	1,000	34,850	-	-
	-	-	-	-	-	10,125	352,856	-	-
	-	3,000	-	32.090	2/25/2020	1,000	34,850	-	-
	-	3,000	-	35.090	3/29/2021	1,000	34,850	-	-
	-	3,234	-	35.390	3/27/2022	2,431	84,720		
John A. DeRito (34)-(44)	10,000	-	-	32.410	6/27/2014	-	-	-	-
	5,000	-	-	30.650	2/22/2015	-	-	-	-
	5,000	-	-	36.900	12/20/2015	-	-	-	-
	-	2,500	-	40.880	3/25/2018	625	21,781	-	-
	-	2,500	-	28.150	3/24/2019	850	29,623	-	-
	-	-	-	-	-	8,375	291,869	-	-
	-	2,500	-	32.090	2/25/2020	850	29,623	-	-
	-	3,000	-	35.090	3/29/2021	1,000	34,850	-	-
	-	2,687	-	35.390	3/27/2022	2,020	70,397		
Michael T. Quinlan, Jr. (45)-(55)	1,750	-	-	29.020	3/31/2015	-	-	-	-
	3,500	-	-	36.900	12/20/2015	-	-	-	-
	-	1,500	-	40.880	3/25/2018	350	12,198	-	-
	-	1,250	-	28.150	3/24/2019	550	19,168	-	-
	-	-	-	-	-	5,525	192,546	-	-
	-	1,250	-	32.090	2/25/2020	550	19,168	-	-
	-	1,250	-	35.090	3/29/2021	650	22,653	-	-
	-	1,401	-	35.390	3/27/2022	1,053	36,697		

(1)   Mr. Hageboeck was awarded 37,500 options on 2/28/2007. Those options vest and become exerciseable in three separate installments as follows: 12,500 on 2/28/2011; 12,500 on 2/28/2012 and 12,500 on 2/28/2013.

(2)   Mr. Hageboeck was awarded 6,250 options on 3/25/2009. The options will vest in their entirety on 3/25/2014.

(3)   Mr. Hageboeck was awarded 2,000 shares of restricted stock on 3/25/2009. The restricted shares will vest in their entirety on 3/25/2014.

(4)   Mr. Hageboeck was awarded 22,250 shares of restricted stock on 4/29/2009. Those restricted shares will vest as follows: 4/30/2016 – 2,000 shares; 4/30/2017—4,000 shares; 4/30/2018—6,000 shares; 4/30/2019—10,250 shares. Cumulative vesting occurs on involuntary termination after a change of control as follows: before 4/30/2010—4,450 shares; 5/1/2010 to 4/30/2011—8,900 shares; 5/1/2011 to 4/30/2012—13,350 shares; 5/1/2012 to 4/30/2013—17,800 shares; after 5/1/2013—22,250 shares.

(5)   Mr. Hageboeck was awarded 6,250 options on 2/26/2010. The options will vest in their entirety on 2/26/2015.

(6)   Mr. Hageboeck was awarded 2,000 shares of restricted stock on 2/26/2010. The restricted shares will vest in their entirety on 2/26/2015.

(7)   Mr. Hageboeck was awarded 6,250 options on 3/29/2011. The options will vest in their entirety on 3/29/2016.

(8)   Mr. Hageboeck was awarded 2,000 shares of restricted stock on 3/29/2011. The restricted shares will vest in their entirety on 3/29/2016.

(9)   Mr. Hageboeck was awarded 6,803 options on 3/28/2012. The options will vest in their entirety on 3/28/2017.

(10)   Mr. Hageboeck was awarded 5,114 shares of restricted stock on 3/28/2012. The restricted shares will vest in their entirety on 3/28/2017.

(11)   Mr. Bumgarner was awarded 1,500 options on 3/26/2008. The options will vest in their entirety on 3/26/2013.

(12)   Mr. Bumgarner was awarded 350 shares of restricted stock on 3/26/2008. The restricted shares will vest in their entirety on 3/26/2013.

(13)   Mr. Bumgarner was awarded 1,250 options on 3/25/2009. The options will vest in their entirety on 3/25/2014.

(14)   Mr. Bumgarner was awarded 650 shares of restricted stock on 3/25/2009. The restricted shares will vest in their entirety on 3/25/2014.

(15)   Mr. Bumgarner was awarded 5,875 shares of restricted stock on 7/15/2009. Those restricted shares will vest as follows: 7/15/2016 – 500 shares; 7/15/2017—500 shares; 7/15/2018—1,000 shares; 7/15/2019—1,000 shares; 7/15/2020—2,875 shares. Cumulative vesting occurs on involuntary termination after a change of control as follows: before 7/14/2010—1,175 shares; 7/15/2010 to 7/14/2011—2,350 shares; 7/15/2011 to 7/14/2012—3,525 shares; 7/15/2012 to 7/14/2013—4,700 shares; after 7/15/2013—5,875 shares.

(16) Mr. Bumgarner was awarded 1,250 options on 2/26/2010. The options will vest in their entirety on 2/26/2015.
(17) Mr. Bumgarner was awarded 650 shares of restricted stock on 2/26/2010. The restricted shares will vest in their entirety on 2/26/2015.
(18) Mr. Bumgarner was awarded 1,250 options on 3/29/2011. The options will vest in their entirety on 3/29/2016.
(19) Mr. Bumgarner was awarded 650 shares of restricted stock on 3/29/2011. The restricted shares will vest in their entirety on 3/29/2016.
(20) Mr. Bumgarner was awarded 1,555 options on 3/28/2012. The options will vest in their entirety on 3/28/2017.
(21) Mr. Bumgarner was awarded 1,169 shares of restricted stock on 3/28/2012. The restricted shares will vest in their entirety on 3/28/2017.
(22) Mr. Stilwell was awarded 10,000 options on 2/28/2007. Those options vest and become exerciseable in two separate installments as follows: 5,000 on 2/28/2011 and 5,000 on 2/28/2012.
(23) Mr. Stilwell was awarded 3,000 options on 3/26/2008. The options will vest in their entirety on 3/26/2013.
(24) Mr. Stilwell was awarded 750 shares of restricted stock on 3/26/2008. The restricted shares will vest in their entirety on 3/26/2013.
(25) Mr. Stilwell was awarded 3,000 options on 3/25/2009. The options will vest in their entirety on 3/25/2014.
(26) Mr. Stilwell was awarded 1,000 shares of restricted stock on 3/25/2009. The restricted shares will vest in their entirety on 3/25/2014.
(27) Mr. Stilwell was awarded 10,125 shares of restricted stock on 4/29/2009. Those restricted shares will vest as follows: 4/30/2016 – 2,000 shares; 4/30/2017—2,500 shares; 4/30/2018—2,700 shares; 4/30/2019—2,925 shares. Cumulative vesting occurs on involuntary termination after a change of control as follows: before 4/30/2010—2,025 shares; 5/1/2010 to 4/30/2011—4,050 shares; 5/1/2011 to 4/30/2012—6,075 shares; 5/1/2012 to 4/30/2013—8,100 shares; after 5/1/2013—10,125 shares.
(28) Mr. Stilwell was awarded 3,000 options on 2/26/2010. The options will vest in their entirety on 2/26/2015.
(29) Mr. Stilwell was awarded 1,000 shares of restricted stock on 2/26/2010. The restricted shares will vest in their entirety on 2/26/2015.
(30) Mr. Stilwell was awarded 3,000 options on 3/29/2011. The options will vest in their entirety on 3/29/2016.
(31) Mr. Stilwell was awarded 1,000 shares of restricted stock on 3/29/2011. The restricted shares will vest in their entirety on 3/29/2013.
(32) Mr. Stilwell was awarded 3,234 options on 3/28/2012. The options will vest in their entirety on 3/28/2017.
(33) Mr. Stilwell was awarded 2,431 shares of restricted stock on 3/28/2012. The restricted shares will vest in their entirety on 3/28/2017.
(34) Mr. DeRito was awarded 2,500 options on 3/26/2008. The options will vest in their entirety on 3/26/2013.
(35) Mr. DeRito was awarded 625 shares of restricted stock on 3/26/2008. The restricted shares will vest in their entirety on 3/26/2013.
(36) Mr. DeRito was awarded 2,500 options on 3/25/2009. The options will vest in their entirety on 3/25/2014.
(37) Mr. DeRito was awarded 850 shares of restricted stock on 3/25/2009. The restricted shares will vest in their entirety on 3/25/2014.
(38) Mr. DeRito was awarded 8,375 shares of restricted stock on 4/29/2009. Those restricted shares will vest as follows: 4/30/2016 – 2,000 shares; 4/30/2017—2,000 shares; 4/30/2018—2,500 shares; 4/30/2019—1,875 shares. Cumulative vesting occurs on involuntary termination after a change of control as follows: before 4/30/2010—1,675 shares; 5/1/2010 to 4/30/2011—3,350 shares; 5/1/2011 to 4/30/2012—5,025 shares; 5/1/2012 to 4/30/2013—6,700 shares; after 5/1/2013—8,375 shares.
(39) Mr. DeRito was awarded 2,500 options on 2/26/2010. The options will vest in their entirety on 2/26/2015.
(40) Mr. DeRito was awarded 850 shares of restricted stock on 2/26/2010. The restricted shares will vest in their entirety on 2/26/2015.
(41) Mr. DeRito was awarded 3,000 options on 3/29/2011. The options will vest in their entirety on 3/29/2016.
(42) Mr. DeRito was awarded 1,000 shares of restricted stock on 3/29/2011. The restricted shares will vest in their entirety on 3/29/2016.
(43) Mr. DeRito was awarded 2,687 options on 3/28/2012. The options will vest in their entirety on 3/28/2017.
(44) Mr. DeRito was awarded 2,020 shares of restricted stock on 3/28/2012. The restricted shares will vest in their entirety on 3/28/2017.
(45) Mr. Quinlan was awarded 1,500 options on 3/26/2008. The options will vest in their entirety on 3/26/2013.
(46) Mr. Quinlan was awarded 350 shares of restricted stock on 3/26/2008. The restricted shares will vest in their entirety on 3/26/2013.
(47) Mr. Quinlan was awarded 1,250 options on 3/25/2009. The options will vest in their entirety on 3/25/2014.
(48) Mr. Quinlan was awarded 550 shares of restricted stock on 3/25/2009. The restricted shares will vest in their entirety on 3/25/2014.
(49) Mr. Quinlan was awarded 5,525 shares of restricted stock on 4/29/2009. Those restricted shares will vest as follows: 4/30/2016 – 500 shares; 4/30/2017—500 shares; 4/30/2018—1,000 shares; 4/30/2019—1,000 shares; 4/30/2020—1,000 shares; 4/30/2021—1,525 shares. Cumulative vesting occurs on involuntary termination after a change of control as follows: before 4/30/2010—1,105 shares; 5/1/2010 to 4/30/2011—2,210 shares; 5/1/2011 to 4/30/2012—3,315 shares; 5/1/2012 to 4/30/2013—4,420 shares; after 5/1/2013—5,525 shares.
(50) Mr. Quinlan was awarded 1,250 options on 2/26/2010. The options will vest in their entirety on 2/26/2015.
(51) Mr. Quinlan was awarded 550 shares of restricted stock on 2/26/2010. The restricted shares will vest in their entirety on 2/26/2015.
(52) Mr. Quinlan was awarded 1,250 options on 3/29/2011. The options will vest in their entirety on 3/29/2016.
(53) Mr. Quinlan was awarded 650 shares of restricted stock on 3/29/2011. The restricted shares will vest in their entirety on 3/29/2016.
(54) Mr. Quinlan was awarded 1,401 options on 3/28/2012. The options will vest in their entirety on 3/28/2017.
(55) Mr. Quinlan was awarded 1,053 shares of restricted stock on 3/28/2012. The restricted shares will vest in their entirety on 3/28/2017.

Option Exercises and Stock Vested

The following table shows the number of stock options exercised and the value realized upon exercise by the named executive officers during the fiscal year ended December 31, 2012.

OPTION EXERCISES AND STOCK VESTED

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized Upon Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Charles R. Hageboeck (Principal Executive Officer)	6,262	47,716	-	-
David L. Bumgarner (Principal Financial Officer)	-	-	2,500	87,150
Craig G. Stilwell	8,262	51,411	-	-
John A. DeRito	-	-	2,500	87,150
Michael T. Quinlan, Jr.	-	-	1,250	43,575

POST-EMPLOYMENT PAYMENTS

Post Employment Compensation

The tables shown below summarize the estimated payments to be made under each contract, agreement, plan or arrangement which provides for payments to a named executive officer at, following or in connection with any termination of employment including by resignation, retirement, disability, a change in control of the Company, a change in the named executive officer's responsibilities or a constructive termination of a named executive officer. The information shown below is as of the most recent fiscal year ended December 31, 2012.

Vested Cash Termination Benefits – Hageboeck & Stilwell

Mr. Hageboeck (currently the Company's CEO) and Mr. Stilwell (currently the Company's EVP of Retail Banking) were part of the original five member "turnaround team" that joined the Company in 2001 when the Company was significantly troubled. In 2001, the Company signed agreements with all five of the then executive officers which provided that each of these officers had the opportunity to voluntarily resign after the turnaround was complete and receive a "Termination Benefit". For Mr. Hageboeck and Mr. Stilwell, the Termination Benefit equaled two years of cash compensation following four years of service to the company. The Termination Benefits for Mr. Hageboeck and Mr. Stilwell vested in 2005 following four years service with the Company. Three of the other executive officers originally employed as part of the "turnaround team" terminated their employment with the Company during 2004 and 2005 and received the promised cash Termination Benefit as provided under their respective 2001 employment agreements. The Company asked Mr. Hageboeck and Mr. Stilwell to accept their positions as the Company's CEO and Executive Vice-President in 2005, and these cash Termination Benefit remain fully vested and have been preserved in subsequent employment contracts with Mr. Hageboeck and Mr. Stilwell. The voluntary termination benefits grow each year at an amount equal to the one-year constant maturity treasury rate and cannot be forfeited except where the officer personally profits from willful fraudulent activity that materially and adversely affects the Employer. The cost of this vested Termination Benefit has been fully accrued and expensed by the Company. The Vested Cash Termination Benefit was determined in 2001 by the Board of Directors and the Compensation Committee as critical to attracting a qualified "turnaround team", and the results achieved by the "turnaround team" were widely acclaimed including recognition of the Company's former CEO as "Community Banker of the Year" by the American Banker Magazine.

Change of Control Severance Benefits

The Compensation Committee and the Board of Directors believes that it is in the best interests of the Company to provide the Company's executive officers with some income protection in the event that the Company is acquired. In such an instance, it is a virtual certainty that the executive officers would lose their current employment. Given the relatively small number of comparable positions within the industry, the Compensation Committee recognizes that it would take each of the executive officers significant time to find comparable employment. Severance benefits are common at the Company's peers, and attracting and retaining qualified leaders for the Company necessitate such compensation. Each of the executive officers of the Company have been afforded such protection under agreements signed by the Company and each such agreement also includes significant protections for the Company in that the executive officers are prohibited from competing with the Company following termination. Particularly given the importance of such non-compete and non-solicit provisions, the Compensation Committee believes that these benefits are in the Company's best interests.

Share-based Payments (Options, Restricted Stock, Long-Vested Restricted Stock)

Estimated payments include items such as restricted shares that would vest in the case of death, disability, or upon a Change of Control. It should be noted that the value of these awards would have been reportable under the Summary Compensation Table in the year in which they were granted and will have been expensed over the vesting period. For purposes of calculating values for these tables, generally restricted shares outstanding for each Named Executive Officer were deemed to have fully vested as of December 31, 2012 (at the closing price of Company common stock on that date was $34.85) in the event of death, disability or in a change-of-control. However, certain shares granted to executive officers in 2009, and referred to previously as "long-vested shares", specifically provided for alternate vesting schedules. In the event of death or disability, the" long-vested shares" will vest proportionately between the date of grant and the final vesting date of the award (ten to twelve years from the grant date). In the event of a change of control, the shares will vest on a schedule that would provide that 20%, 40%, 60, 80% and 100% of the "long-vested shares" would vest if a change-of-control occurred in the 1st, 2nd, 3rd, 4th or 5th year following grant, respectively, and calculations regarding the value of such restricted stock assumed a change of control effective December 31, 2012 at the closing stock price on that date. With respect to unexercised but fully vested options, the estimated payments reflect the "spread", which is the difference between the market price and the exercise price of any unexercised but fully vested options as of December 31, 2021 whose exercise price was lower than the market value of the Company's common stock on that day. Unexercised but fully vested options that are in-the-money could be exercised for value at the present time, and thusly would have value to an executive in the event of death, disability, change of control, or voluntary termination or termination without cause. Additionally, unvested in-the-money options would vest upon a change of control.

Health Insurance

The Company maintains a self-insured health plan. As a result, the cost of providing health care coverage to the Company's executive officers can only be estimated based on the current average cost of care across the base of the Company's insured employee base. The actual costs to the Company would depend upon the health experience of the executive officer and his or her dependents during the period that coverage was in effect. The Company carries reinsurance for claims for any covered employee or dependent in excess of $100,000.

Life insurance benefits for officers of City Holding Company are calculated at base salary times 2.00 and is available to all of the Company's full-time equivalent employees.

Charles R. Hageboeck, President & Chief Executive Officer

The following table describes potential payments upon termination for various reasons for Charles R. Hageboeck, the Company's President and Chief Executive Officer.

POST-EMPLOYMENT PAYMENTS – HAGEBOECK

Executive Benefits and Payments Upon Termination	Cash Payments ($)	Health Insurance ($)	Life Insurance ($)	Option Awards In-the-Money ($) (1)	Restricted Stock Awards ($)(6)	Total Compensation ($)
Termination for Just Cause	-	-	-	-	-	-
Termination without Just Cause (2)	2,140,764	70,712	-	105,570	-	2,316,686
Voluntary Termination at 12/31/2012 (2)(5)	1,233,191	70,712	-	105,570	-	1,409,113
Death	2,140,764	-	900,000	105,570	493,828	3,640,342
Disability (2)(3)	2,140,764	70,712	-	105,570	493,828	2,810,514
Change of Control(2)(4)	2,140,764	70,712	-	164,875	1,007,653	3,383,464

(1) Vested Option Awards In-the-Money for Mr. Hageboeck are exercisable for 90 days following his termination of employment for Termination without Just Cause, Voluntary Termination, Death or Disability. All Option Awards In-the-Money will become 100% vested upon a change in control. For purposes of calculating the amounts in this column, the "spread" between the exercise of 60,000 vested option awards and the market value of the Company's common stock on December 31, 2012 of $34.85 has been calculated for a Termination without Just Cause, Voluntary Termination, Death or Disability, or a change-of-control. There are 12,500 options in-the-money that were unvested at December 31, 2012 which would vest under a change-of control.

(2) The Employment Agreement for Mr. Hageboeck provides for a continuation of health insurance coverage on the same terms as were in effect prior to his termination of employment for a period of up to 60 months under either the Company's plan or comparable coverage. The estimated value of this benefit is $70,712 and would be effective if Mr. Hageboeck's employment were terminated voluntarily by Mr. Hageboeck, if terminated by the Company Without Just Cause, due to a Change of Control, or due to disability.

(3) In the event of disability, the employment contract for Mr. Hageboeck provides that he have up to 12 months of continuous disability before his employment agreement may be terminated. After that, the Company may terminate his employment and he is entitled to receive an amount equal to "Termination Compensation" times three (which represents three years of compensation). Termination Compensation will be the highest amount of cash compensation received by the officer in the prior three fiscal years. Thus, Termination Compensation for Mr. Hageboeck will be determined in reference to the calendar year ended December 31, 2012 as $713,580 reduced by the amount of any compensation received pursuant to any applicable disability insurance plan of the Company.

(4) The Employment and/or Change in Control Agreements for each of the NEO's provides for salary continuation for a period following termination as a result of a Change in Control as defined by the respective agreements. Amounts shown in this row are payable in either a lump sum or over a severance period. The amount shown in this row for Mr. Hageboeck reflects "Termination Compensation" of $713,580 times three (which represents three years of compensation), as provided for in his employment agreement and amendments thereto.

(5) Mr. Hageboeck and Mr. Stilwell joined the Company in 2001 when the Company was significantly troubled as part of a "turnaround team". The Company signed agreements with Mr. Hageboeck, Mr. Stilwell, and three other executive officers providing them the opportunity to voluntarily resign and receive a Termination Benefit following four years of service to the Company. These benefits for Mr. Hageboeck and Mr. Stilwell became fully vested in 2005. Three of the other executives with such benefits terminated their employment with the Company during 2004 and 2005 and received payments under their respective 2001 employment agreements. The Company asked Mr. Hageboeck and Mr. Stilwell to accept positions as the Company's CEO and Executive Vice-President in 2005, and the voluntary Termination Benefits remain vested and have been preserved in subsequent employment contracts with Mr. Hageboeck and Mr. Stilwell. The voluntary Termination Benefits grow each year at an amount equal to the one-year constant maturity treasury rate and cannot be forfeited except where the officer personally profits from willful fraudulent activity that materially and adversely affects the Employer. The costs of this vested Termination Benefit have been fully accrued and expensed by the Company.

(6) Mr. Hageboeck holds 33,364 restricted shares. Of these restricted share awards for Mr. Hageboeck, 11,114 shares become 100% vested upon death, disability or a change in control. The remaining 22,250 "long-vested shares" vest proportionately over the 10 year period following grant date in the event of death or disability. In the event of a change-of-control these "long-vested shares" vest 20%, 40%, 60%, 80% and 100%, on April 30th, 2009, 2010, 2011, 2012 and 2013, respectively.

David L. Bumgarner, Chief Financial Officer

The following table describes potential payments upon termination for various reasons for David L. Bumgarner, the Company's Chief Financial Officer.

POST-EMPLOYMENT PAYMENTS - BUMGARNER

Executive Benefits and Payments Upon Termination	Cash Payments ($)	Health Insurance ($)	Life Insurance ($)	Option Awards In-the-Money ($) (1)	Restricted Stock Awards ($) (2)	Total Compensation ($)
Termination for Just Cause	-	-	-	-	-	-
Termination without Just Cause	-	-	-	19,250	-	19,250
Voluntary Termination at 12/31/2012	-	-	-	19,250	-	19,250
Death	-	-	390,000	19,250	155,336	564,586
Disability	-	-	-	19,250	155,336	174,586
Change of Control (3)(4)	258,416	14,034	-	31,075	284,690	588,215

(1) Vested Option Awards In-the-Money for Mr. Bumgarner are exercisable for 90 days following his termination of employment for Termination without Just Cause, Voluntary Termination, Death or Disability. All Option Awards In-the-Money will become 100% vested upon a change in control. For purposes of calculating the amounts in this column, the "spread" between the exercise of 10,000 vested option awards and the market value of the Company's common stock on December 31, 2012 of $34.85 has been calculated for a Termination without Just Cause, Voluntary Termination, Death or Disability, or a change-of-control. There are 2,500 options in-the-money that were unvested at December 31, 2012 which would vest under a change-of control.

(2) Mr. Bumgarner holds 9,344 restricted shares. Of these restricted share awards for Mr. Bumgarner, 3,469 shares become 100% vested upon death, disability or a change in control. The remaining "long-vested shares" vest proportionately over the 11 year period following grant date in the event of death or disability. In the event of a change-of-control, these "long-vested shares" vest 20%, 40%, 60%, 80% and 100%, on July 15th, 2009, 2010, 2011, 2012 and 2013, respectively.

(3) The Change in Control Agreement for Mr. Bumgarner provides for a continuation of health insurance coverage on the same terms as were in effect prior to his termination of employment for a period of up to 12 months under either the Company's plan or comparable coverage. The estimated value of this benefit is $14,034 and would be effective if Mr. Bumgarner's employment were terminated by the Company because of a Change of Control.

(4) The Employment and/or Change in Control Agreements for each of the NEO's provides for salary continuation for a period following termination as a result of a Change in Control as defined by the respective agreements. Amounts shown in this row are payable in either a lump sum or over a severance period. The severance period for Mr. Bumgarner is 12 months. The amount shown in this row for Mr. Bumgarner reflects "Termination Compensation" of $258,416 times one (which represents one year of compensation).

Craig G. Stilwell

The following table describes potential payments upon termination for various reasons for Craig G. Stilwell, the Company's Executive Vice President, Retail Banking.

POST-EMPLOYMENT PAYMENTS – STILWELL

Executive Benefits and Payments Upon Termination	Cash Payments ($)	Health Insurance ($)	Life Insurance ($)	Option Awards In-the-Money ($) (1)	Restricted Stock Awards ($) (2)	Total Compensation ($)
Termination for Just Cause	-	-	-	-	-	-
Termination without Just Cause (3)	1,201,026	70,172	-	27,150	-	1,298,348
Voluntary Termination at 12/31/2012 (3)(6)	761,561	70,172	-	27,150	-	858,883
Death	1,201,026	-	550,000	27,150	225,405	2,003,041
Disability (3)(4)	1,201,026	70,172	-	27,150	225,405	1,523,753
Change of Control (3)(5)	1,201,026	70,172	-	55,530	412,973	1,739,700

(1) Vested Option Awards In-the-Money for Mr. Stilwell are exercisable for 90 days following his termination of employment for Termination without Just Cause, Voluntary Termination, Death or Disability. All Option Awards In-the-Money will become 100% vested upon a change in control. For purposes of calculating the amounts in this column, the "spread" between the exercise of 15,000 vested option awards and the market value of the Company's common stock on December 31, 2012 of $34.85 has been calculated for a Termination without Just Cause, Voluntary Termination, Death or Disability, or a change-of-control. There are 6,000 options in-the-money that were unvested at December 31, 2012 which would vest under a change-of control.

(2) Mr. Stilwell holds 16,306 restricted shares. Of these restricted share awards for Mr. Stilwell, 6,181 shares become 100% vested upon death, disability or a change in control. The remaining 10,125 "long-vested shares" vest proportionately over the 10 year period following grant date in the event of death or disability. In the event of a change-of-control these "long-vested shares" vest 20%, 40%, 60%, 80% and 100%, on April 30, 2009, 2010, 2011, 2012 and 2013, respectively.

(3) The Employment Agreement for Mr. Stilwell provides for a continuation of health insurance coverage on the same terms as were in effect prior to his termination of employment for a period of up to 60 months under either the Company's plan or comparable coverage. The estimated value of this benefit is $70,172 and would be effective if Mr. Stilwell's employment were terminated voluntarily by Mr. Stilwell, if terminated by the Company Without Just Cause, due to a Change of Control, or due to disability.

(4) In the event of disability, the employment contract for Mr. Stilwell provides that he have up to 12 months of continuous disability before his employment agreement may be terminated. After that, the Company may terminate his employment and he is entitled to receive an amount equal to "Termination Compensation" times three (which represents three years of compensation). Termination Compensation will be the highest amount of cash compensation received by the officer in the prior three fiscal years. Thus, Termination Compensation for Mr. Stilwell will be determined in reference to the calendar year ended December 31, 2012 as $400,342, reduced by the amount of any compensation received pursuant to any applicable disability insurance plan of the Company.

(5) The Employment and/or Change in Control Agreements for each of the NEO's provides for salary continuation for a period following termination as a result of a Change in Control as defined by the respective agreements. Amounts shown in this row are payable in either a lump sum or over a severance period. The amount shown in this row for Mr. Stilwell reflects "Termination Compensation" of $400,342 times three (which represents three years of compensation), as provided for in his employment agreement and amendments thereto.

(6) Mr. Hageboeck and Mr. Stilwell joined the Company in 2001 when the Company was significantly troubled as part of a "turnaround team". The Company signed agreements with Mr. Hageboeck, Mr. Stilwell, and three other executive officers providing them the opportunity to voluntarily resign and receive a Termination Benefit following four years of service to the Company. These benefits for Mr. Hageboeck and Mr. Stilwell became fully vested in 2005. Three of the other executives with such benefits terminated their employment with the Company during 2004 and 2005 and received payments under their respective 2001 employment agreements. The Company asked Mr. Hageboeck and Mr. Stilwell to accept positions as the Company's CEO and Executive Vice-President in 2005, and the voluntary Termination Benefits remain vested and have been preserved in subsequent employment contracts with Mr. Hageboeck and Mr. Stilwell. The voluntary Termination Benefits grow each year at an amount equal to the one-year constant maturity treasury rate and cannot be forfeited except where the officer personally profits from willful fraudulent activity that materially and adversely affects the Employer. The costs of this vested Termination Benefit have been fully accrued and expensed by the Company.

John A. DeRito

The following table describes potential payments upon termination for various reasons for John A. DeRito, the Company's Executive Vice President, Commercial Banking.

	POST-EMPLOYMENT PAYMENTS – DERITO					
Executive Benefits and Payments Upon Termination	Cash Payments ($)	Health Insurance ($)	Life Insurance ($)	Option Awards In-the-Money ($) (1)	Restricted Stock Awards ($) (2)	Total Compensation ($)
Termination for Just Cause	-	-	-	-	-	-
Termination without Just Cause (4)	384,387	16,193	-	45,400	-	445,980
Voluntary Termination at 12/31/2012	-	-	-	45,400	-	45,400
Death	-	-	460,000	45,400	223,049	728,449
Disability	-	-	-	45,400	223,049	268,449
Change of Control (3)(5)	666,270	28,069	-	69,050	419,768	1,183,157

(1) Vested Option Awards In-the-Money for Mr. DeRito are exercisable for 90 days following his termination of employment for Termination without Just Cause, Voluntary Termination, Death or Disability. All Option Awards In-the-Money will become 100% vested upon a change in control. For purposes of calculating the amounts in this column, the "spread" between the exercise of 15,000 vested option awards and the market value of the Company's common stock on December 31, 2012 of $34.85 has been calculated for a Termination without Just Cause, Voluntary Termination, Death or Disability, or a change-of-control. There are 5,000 options in-the-money that were unvested at December 31, 2012 which would vest under a change-of-control.

(2) Mr. DeRito holds 13,720 restricted shares. Of these restricted share awards for Mr. DeRito, 5,345 shares become 100% vested upon death, disability or a change in control. The remaining 8,375 "long-vested shares" vest proportionately over the ten year period following grant date in the event of death or disability. In the event of a change-of-control these "long-vested shares" vest 20%, 40%, 60%, 80% and 100%, on April 30th, 2009, 2010, 2011, 2012 and 2013, respectively.

(3) The Change in Control Agreement for Mr. DeRito provides for a continuation of health insurance coverage on the same terms as were in effect prior to his termination of employment for a period of up to 24 months under either the Company's plan or comparable coverage. The estimated value of this benefit is $28,069 and would be effective if Mr. DeRito's employment were terminated because of a Change of Control.

(4) Mr. DeRito's Change in Control Agreement provides that if Mr. DeRito is terminated Without Just Cause, Mr. DeRito will be paid an amount equal to his "Termination Compensation" for 60 weeks and provided health care for 60 weeks.

(5) The Employment and/or Change in Control Agreements for each of the NEO's provides for salary continuation for a period following termination as a result of a Change in Control as defined by the respective agreements. Amounts shown in this row are payable in either a lump sum or over a severance period. The severance period for Mr. DeRito is 24 months. The amount shown in this row for Mr. DeRito reflects "Termination Compensation" of $333,135 times two (which represents two years of compensation).

Michael T. Quinlan, Jr.

The following table describes potential payments upon termination for various reasons for Michael T. Quinlan, Jr. the Company's Senior Vice President of Branch Banking.

POST-EMPLOYMENT PAYMENTS – QUINLAN

Executive Benefits and Payments Upon Termination	Cash Payments ($)	Health Insurance ($)	Life Insurance ($)	Option Awards In-the-Money ($)[1]	Restricted Stock Awards ($) [2]	Total Compensation ($)
Termination for Just Cause	-	-	-	-	-	-
Termination without Just Cause	-	-	-	10,203	-	10,203
Voluntary Termination at 12/31/2010	-	-	-	10,203	-	10,203
Death	-	-	346,818	10,203	143,887	500,908
Disability	-	-	-	10,203	143,887	154,090
Change of Control [3][4]	249,147	21,052	-	22,028	263,919	556,145

(1) Vested Option Awards In-the-Money for Mr. Quinlan are exerciseable for 90 days following his termination of employment for Termination without Just Cause, Voluntary Termination, Death or Disability. All Option Awards In-the-Money will become 100% vested upon a change in control. For purposes of calculating the amounts in this column, the "spread" between the exercise of 1,750 vested option awards and the market value of the Company's common stock on December 31, 2012 of $34.85 has been calculated for a Termination without Just Cause, Voluntary Termination, Death or Disability, or a change-of-control. There are 2,500 options in-the-money that were unvested at December 31, 2012 which would vest under a change-of control.

(2) Mr. Quinlan holds 8,678 restricted shares. Of these restricted share awards for Mr. Quinlan, 3,153 shares become 100% vested upon death, disability or a change in control. The remaining 5,525 "long-vested shares" vest proportionately over the 12 year period following grant date in the event of death or disability. In the event of a change-of-control these "long-vested shares" vest 20%, 40%, 60%, 80% and 100%, on April 30th, 2009, 2010, 2011, 2012 and 2013, respectively.

(3) The Change in Control Agreement for Mr. Quinlan provides for a continuation of health insurance coverage on the same terms as were in effect prior to his termination of employment for a period of up to 18 months. The estimated value of this benefit is $21,052 and would be effective if Mr. Quinlan's employment were terminated either by the Company, or by the employee for "Good Cause" as defined in the Agreement, following a Change of Control.

(4) Mr. Quinlan is employed under a Change in Control Agreement which provides for salary continuation for a period following termination as a result of a Change in Control as defined by the respective agreements. Amounts shown in this row are payable in either a lump sum or over a severance period. The severance period for Mr. Quinlan is 12 months. The amount shown in this row for Mr. Quinlan reflects "Termination Compensation" of $249,147 times one (which represents one year of compensation).

Employment Agreements

The Company entered into employment agreements with Charles R. Hageboeck and Craig G. Stilwell on July 25, 2007 replacing agreements previously entered into during 2001. These agreements have a term of two years, but automatically renew each month for an additional month unless either Employer or Employee serves notice to the other to fix the term to a definite two-year term. Both Mr. Hageboeck and Mr. Stilwell's employment agreements address salary, incentives and other benefits. In the event that Mr. Hageboeck or Mr. Stilwell, respectively, voluntarily terminate their employment with the Company for any reason or at any time, Employee will be entitled to receive a certain sum of money, plus interest from and after December 31, 2006, such amount paid over 36 months. This covenant within the Employment Agreements between the Company and Mr. Hageboeck and Mr. Stilwell preserves Termination Benefits available to the Employee that were part of the original employment agreements between the Company and the officers originally signed on June 11, 2001 and May 15, 2001, respectively. At December 31, 2012, Mr. Hageboeck could voluntarily resign and the Company would be obligated to make payments to him over 36 months totaling $1,233,191 plus interest at the Treasury One-Year Constant Maturity rate until paid in full. At December 31, 2012, Mr. Stilwell could voluntarily resign and the Company would be obligated to make payments to him over 36 months totaling $761,561 plus interest at the Treasury One-Year Constant Maturity rate until paid in full. The Company has accrued expense to reflect the costs of this benefit totaling $1,994,752. These benefits just described for Mr. Hageboeck and Mr. Stilwell are deemed fully vested and shall not be subject to risk of forfeiture under any circumstances, including any of the reasons that qualify for "Just Cause" as described below and as provided under the Agreements, except where Employee personally profits from his willful fraudulent activity and that activity materially and adversely affects Employer. Additionally, the Company is required to make health care available to either employee for a period of up to five years following voluntary termination.

In the event of termination without "Just Cause", death, or disability, either Mr. Hageboeck or Mr. Stilwell are entitled to receive three times his "Termination Compensation", which is defined as equal to the highest amount of cash compensation paid to or for the benefit of the Employee in respect of any of the three most recent calendar years ending prior to the date of termination, determined by reference to the annual cash compensation (including salary, cash-based incentive compensation, and cash-based bonus but not including equity incentive compensation) of the Summary Compensation Table set forth in the Company's proxy statement for such year. Additionally, both Mr. Hageboeck and Mr. Stilwell's employment contracts require the Company to provide health care for five years in the event that their employment terminates due to disability or without "Just Cause".

The Company entered into a Change in Control and Termination Agreement on June 28, 2004, with John A. DeRito. Under this agreement, in the event of a Change in Control, Mr. DeRito may voluntarily terminate his employment with the Company until the expiration of the 24-month period after the Change in Control for "Good Reason" as defined in the Agreement and be entitled to receive benefits as described in the Post Employment Compensation Table above. Mr. DeRito's Change in Control and Termination Agreement also provides that if Mr. DeRito is terminated "Without Just Cause", he will receive benefits as described in the Post- Employment Compensation Table above. "Just Cause" shall mean termination, accomplished by vote of the Company's Board of Directors, related to Mr. DeRito's personal dishonesty, gross incompetence, willful misconduct, breach of a fiduciary duty involving personal profit, intentional failure to perform stated duties, willful violation of any law, rule or regulation, gross negligence, malfeasance (other than traffic violations or similar offenses) or a final cease-and-desist order, conviction of a felony or of a misdemeanor involving moral turpitude, unethical business practices in connection with the Company's business, or misappropriation of the Company's assets or similarly serious violation of policy of the Company.

The Company entered into a Change in Control Agreement with David Bumgarner on February 1, 2005. Mr. Bumgarner's Agreement provides that in the event of a Change in Control of the Company, Mr. Bumgarner may voluntarily terminate his employment with the Company until the expiration of the 12-month period after the Change in Control for "Good Reason" as defined in the Agreement and receive benefits as shown in the Post Employment Compensation Table above.

The Company entered into a Change in Control Agreement with Michael T. Quinlan Jr. on April 1, 2005. Mr. Quinlan's Agreement provides that in the event of a Change in Control of the Company, Mr. Quinlan may voluntarily terminate his employment with the Company until the expiration of an 18-month period after the Change in Control for "Good Reason" as defined in the Agreement and receive benefits as shown in the Post Employment Compensation Table above.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's officers, directors and persons who own more than 10% of a registered class of the Company's equity securities to file reports of ownership on Form 3 and changes in ownership on Form 4 or Form 5 with the SEC. Such officers, directors and 10% shareholders are also required by SEC rules to furnish the Company with copies of all Section 16(a) forms they file.

Based solely upon the review of copies of such reports furnished to the Company through the date hereof, or written representations that no reports were required, the Company believes that during the fiscal year ended December 31, 2012, all filing requirements applicable to its executive officers and directors were met.

CERTAIN TRANSACTIONS INVOLVING DIRECTORS AND
EXECUTIVE OFFICERS

During 2012, the Company's subsidiaries had, and expect to have in the future, banking transactions with directors of the Company, their immediate families and entities in which they are principal owners (more than 10% interest). The transactions are in the ordinary course of business and on substantially the same terms, including interest rates and security, as those prevailing at the same time for comparable transactions with others and do not involve more than the normal risk of collectability or present other unfavorable factors.

The Company's loan policy requires that all credits to directors and executive officers and their interests, as defined in Item 404 of SEC Regulation S-K, must be reviewed and approved by the Executive Loan Committee and promptly reported to the Board of Directors. If required by the procedural and financial requirements of Regulation O of the Board of Governors of the Federal Reserve System, such credits will be approved in advance by a majority of disinterested directors. Directors and executive officers may not be present for discussions on their own loans, loans involving their related interests or loans involving any other conflict of interest situation and must abstain from voting on such credits.

The Company has entered into employment agreements with certain of its named executive officers and provided other compensation to certain of its directors. See "*Employment Agreements*" above under the section titled "Post-Employment Payments" and *"Compensation of Directors"* above under the section titled "Additional Information Concerning the Board of Directors."

APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
(Proposal 2)

Our Board has ratified the decision of the Audit Committee to engage Ernst & Young LLP ("Ernst & Young") to serve as our independent registered public accounting firm for the fiscal years ending December 31, 2013 and 2014. Although we are not required to do so, it has been our practice to seek shareholder ratification of this appointment as a matter of good corporate governance. Representatives of Ernst & Young will be present at our annual meeting to make a statement, if they desire to do so, and to respond to appropriate questions.

If the shareholders fail to ratify the selection, the Board may reconsider whether or not to retain Ernst & Young and reserves the discretion to retain Ernst & Young as our independent registered public accounting firm. Even if the selection is ratified, the Board in its discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if the Board determines that such change would be in the best interests of the Company and its shareholders.

The Audit Committee and the Board of Directors unanimously recommend the shareholders vote "FOR" such ratification.

Principal Accounting Fees and Services

During the fiscal years ended December 31, 2012 and 2011 the Company engaged Ernst & Young LLP as its independent registered public accounting firm principally to perform the annual audit of its consolidated financial statements and the effectiveness of the Company's internal control over financial reporting, and to render other allowable services. The following table lists fees paid to Ernst & Young, for services rendered in fiscal years 2012 and 2011:

	2012	2011
Audit Fees [1]	$ 582,500	$ 562,076
Audit-Related Fees	-	-
Tax Fees [2]	59,980	82,900
Total Fees	$ 642,480	$ 644,976

[1] Audit Fees include fees associated with the annual audit of the Company's consolidated financial statements, incorporated by reference in its annual report on Form 10-K filed with the Securities and Exchange Commission, the audit of the effectiveness of the Company's internal control over financial reporting as of December 31, 2012 and 2011, reviews of the Company's quarterly reports on Form 10-Q filed with the Securities and Exchange Commission and the issuance of consents in filings with the Securities and Exchange Commission.

[2] Tax Fees primarily include fees related to preparation, review and filing of tax returns.

Pre-Approval Policies and Procedures

The Audit Committee charter requires that the Audit Committee pre-approve all audit and non-audit services to be provided to the Company by the independent registered public accounting firm, provided, however, that the Audit Committee may specifically authorize its chairman to pre-approve the provision of any non-audit service to the Company. All of the services described above which Ernst & Young LLP provided and for which they billed the Company, were pre-approved by the Company's Audit Committee. For the fiscal year ended December 31, 2012 the Company's Audit Committee did not waive the pre-approval requirement of any non-audit services provided to the Company by Ernst & Young.

NON-BINDING ADVISORY VOTE ON EXECUTIVE COMPENSATION
(Proposal 3)

In accordance with recent legislation and rules promulgated by the SEC, the Company is providing shareholders with a non-binding advisory vote on compensation programs for our Named Executive Officers (sometimes referred to as "Say on Pay"). Accordingly, you may vote on the following resolution at the 2013 annual meeting:

"Resolved, that the shareholders approve, on an advisory basis, the compensation of the Company's Named Executive Officers as disclosed in the Compensation Discussion and Analysis, the accompanying compensation tables, and the related narrative disclosure in this Proxy Statement."

This vote is advisory in nature and therefore, is nonbinding. The Board of Directors and the Compensation Committee, which is comprised of independent directors, expect to take into account the outcome of the vote when considering future executive compensation decisions to the extent they can determine the cause or causes of any significant negative voting results.

As described in detail under "Compensation Discussion and Analysis" our compensation programs are designed to motivate our executives to create a successful and high performing company. We believe that our compensation program, with its balance of short-term incentives (including cash and equity awards vesting over periods of up to five years) and long-term incentives (including long-vested restricted share awards) reward sustained performance that is aligned with long-term shareholder interests. Shareholders are encouraged to read the Compensation Discussion and Analysis, the accompanying compensation tables, and the related narrative disclosure.

The Board of Directors unanimously recommends that you vote "FOR" the approval, on an advisory basis, of the compensation of our Named Executive Officers as disclosed in the Compensation Discussion and Analysis, the accompanying compensation tables, and the related narrative disclosure.

APPROVAL OF CITY HOLDING COMPANY'S 2013 INCENTIVE PLAN
(Proposal 4)

It is proposed that shareholders approve the City Holding Company 2013 Incentive Plan (the "Incentive Plan") at the Annual Meeting. The proposed Incentive Plan will replace the Company's 2003 Stock Incentive Plan which will expire on April 29, 2013. The Incentive Plan was adopted by the Company's Board of Directors on February 27, 2013, subject to the approval of the Company's shareholders. Approval of the Incentive Plan requires the affirmative vote of a majority of the votes that are present, in person or by proxy, at the Annual Meeting.

The following paragraphs summarize the purpose and certain of the provisions of the Incentive Plan. The summary is qualified in its entirety by reference to the complete text of the Incentive Plan, which is attached as Exhibit A to this proxy statement. Capitalized terms used but not defined in the following summary shall have the meanings set forth in the Incentive Plan.

Summary of the Incentive Plan

The Board of Directors believes that the Incentive Plan will benefit the Company by (i) assisting in recruiting and retaining the services of individuals with ability and initiative, (ii) providing greater incentive for employees, directors and individuals who provide service to the Company and (iii) associating the interests of employees, directors and individuals who provide service to the Company with those of the Company and its shareholders through opportunities for increased stock ownership.

The Compensation Committee of the Board of Directors will administer the Incentive Plan. The Compensation Committee may delegate its authority to administer the Incentive Plan to an officer of the Company. The Compensation Committee may not delegate its authority with respect to individuals who are subject to Section 16 of the Securities Exchange Act of 1934, however. As used in this summary, the term "Administrator" means the Compensation Committee and any delegate, as appropriate.

Employees, directors and individuals who provide service to the Company are eligible to participate in the Incentive Plan. The class of eligible personnel includes approximately 1,000 people. The Administrator will select the individuals who will participate in the Incentive Plan. The Administrator may, from time to time, grant stock options, stock appreciation rights ("SARs"), or stock awards to Participants.

Options granted under the Incentive Plan may be incentive stock options or nonqualified stock options. A stock option entitles the Participant to purchase shares of Common Stock from the Company at the option price. The option price will be the shares' fair market value on the date of grant. The option price may be paid in cash, or, with the Administrator's consent, with shares of Common Stock or a combination of cash and Common Stock.

SARs entitle the Participant to receive the excess of the fair market value of a share of Common Stock on the date of exercise over the initial value of the SAR. The initial value of the SAR is the fair market value of a share of Common Stock on the date of grant.

SARs may be granted in relation to option grants ("Corresponding SARs") or independently of option grants. The difference between these two types of SARs is that to exercise a Corresponding SAR, the Participant must surrender unexercised that portion of the stock option to which the Corresponding SAR relates.

Participants may also be awarded Restricted Stock Units, or RSU's. A Restricted Stock Unit is the right to receive one share of Common Stock under the Plan for each RSU, or its cash equivalent. However, Company Common Stock will not be issued at the time of the grant, and the RSU Award will be granted upon such conditions, as the Administrator, in its discretion, shall determine. The Participant may also elect to defer receipt of the shares of Common Stock, or its cash equivalent upon vesting of the RSU Award at the date of the original grant of the RSU Award. RSU Awards shall not be transferrable.

Participants may also be awarded shares of Common Stock pursuant to a stock award. The Administrator, in its discretion, may prescribe that a Participant's right in a stock award shall be nontransferable or forfeitable or both unless certain conditions are satisfied. These conditions may include, for example, a requirement that the Participant continue employment with the Company for a specified period or that the Company or the Participant achieves stated objectives.

The Incentive Plan provides that outstanding options and SARs will become exercisable and outstanding stock awards and RSU awards will be vested upon a change in control.

All awards made under the Incentive Plan will be evidenced by written agreements between the Company and the Participant. The Administrator will establish guidelines supplementing the provisions of the Incentive Plan to aid in the selection of Participants and to determine the amounts, timing, and other terms of awards.

A maximum of 750,000 shares of Common Stock may be issued upon the exercise of options, SARs, RSU awards and stock awards.. This limitation will be adjusted, as the Administrator determines is appropriate, in the event of a change in the number of outstanding shares of Common Stock by reason of a stock dividend, stock split, combination, reclassification, recapitalization or other similar events. The terms of outstanding awards also may be adjusted by the Administrator to reflect such changes.

No option, SAR, RSU award or stock award may be granted under the Incentive Plan after February 26, 2023. The Board of Directors may, without further action by shareholders, terminate or suspend the Incentive Plan in whole or in part. The Board of Directors also may amend the Incentive Plan except that no amendment that increases the number of shares of Common Stock that may be issued under the Incentive Plan or changes the class of individuals who may be selected to participate in the Incentive Plan will become effective until it is approved by shareholders.

Without shareholder approval (i) the exercise price of an Option may not be reduced, and (ii) no Option may be amended or cancelled for the purpose of repricing, replacing or regranting such Option with an exercise price that is less than the original exercise price of such Option.

No grants under the Incentive Plan have been made. It is not possible at the present time to determine the benefits or amounts that will be received or allocated in the future under the Incentive Plan.

Federal Income Tax Consequences

The Company has been advised by counsel regarding the Federal income tax consequences of the Incentive Plan. No income is recognized by a Participant at the time an option is granted. If the option is an incentive stock option, no income will be recognized upon the Participant's exercise of the option. Income is recognized by a Participant when he disposes of shares acquired under an incentive stock option. The exercise of a nonqualified stock option generally is a taxable event that requires the Participant to recognize, as ordinary income, the difference between the shares' fair market value and the option price.

No income is recognized upon the grant of an SAR. The exercise of an SAR generally is a taxable event. The Participant generally must recognize income equal to any cash that is paid and the fair market value of Common Stock that is received in settlement of an SAR.

A Restricted Stock Unit Award is not taxable at the time of the grant. The Participant will be subject to income tax at vesting of the RSU Award, unless the Participant has chosen to defer receipt of the cash or shares of Common Stock. However, at vesting, the Participant must pay employment taxes. Upon vesting or upon receipt after deferral, the Participant will be subject to income tax, and the amount of income subject to tax is the difference between the Fair Market Value of the RSU Award at the time of vesting or distribution, as the case may be, minus the amount paid for the RSU Award (if any).

Income generally is recognized on account of a stock award on the first day that the shares are either transferable or not subject to a substantial risk of forfeiture. The amount of income recognized by the Participant equals the fair market value of the Common Stock received on that date.

The employer (either the Company or a related entity) will be entitled to claim a federal income tax deduction on account of the exercise of a nonqualified option or SAR, the vesting or distribution of an RSU award or the vesting of a stock award. The amount of the deduction is equal to the ordinary income recognized by the Participant. The employer will not be entitled to a federal income tax deduction on account of the grant or the exercise of an incentive stock option. The employer may claim a federal income tax deduction on account of certain dispositions of Common Stock acquired upon the exercise of an incentive stock option.

Equity Compensation Plan Information

The following table provides information about stock options outstanding and shares available for future awards under the Company's equity compensation plans as of December 31, 2012.

	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights[(1)]	(b) Weighted-average exercise price of outstanding options, warrants and rights[(1)]	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	289,544	$ 34.38	338,874[(2)]
Equity compensation plans not approved by security holders	-	-	-

(1) This column contains information regarding employee stock options only; there are no warrants or stock appreciation rights outstanding.

(2) All such shares are available under the Company's 2003 Stock Incentive Plan, as amended, which provides for the grant of options to key employees of the Company and persons who provide services to the Company who have or can be expected to contribute significantly to the profits or growth of the Company. After April 29, 2013, no additional options can be granted under this plan.

The Board of Directors unanimously recommends a vote "FOR" the City Holding Company 2013 Incentive Plan.

SHAREHOLDER PROPOSALS AND NOMINATIONS

Under the regulations of the SEC, any shareholder desiring to make a proposal pursuant to Rule 14a-8 of the SEC's proxy rules to be acted upon at the Company's 2014 annual meeting of shareholders must present such proposal to the Company's Secretary at the principal executive offices of the Company at 25 Gatewater Road, Charleston, West Virginia 25313, not later than November 26, 2013 in order for the proposal to be considered for inclusion in the Company's proxy statement for the 2014 annual meeting of shareholders. SEC rules establish a different deadline for submission of shareholder proposals that are not intended to be included in our proxy statement with respect to discretionary voting. The deadline for these proposals for the 2014 annual meeting is February 8, 2014. If a shareholder gives notice of such a proposal after this deadline, the proxies will be allowed to use their discretionary voting authority to vote against the shareholder proposal when and if it is raised at the annual meeting.

Pursuant to the Company's Amended and Restated Bylaws, a shareholder may nominate persons for election to the Board of Directors and, pursuant to the Governance Committee's Charter, the Governance Committee considers nominees recommended by shareholders, in each case, if written notice is submitted to the Company's Secretary at the principal executive offices of the Company not less than 120 calendar days prior to April 30, 2014.

The shareholder's notice must include:

- as to each person whom the shareholder proposes to nominate for election as a director:
  - all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest or is otherwise required pursuant to Regulation 14A under the Exchange Act; and
  - such person's written consent to being named in the proxy statement as a nominee and to serving as such as a director if elected; and

o as to the shareholder giving the notice and the beneficial owner, if any, on whose behalf the nomination is made:

  ▪ the name and address of such shareholder, as they appear on the Company's books, and of such beneficial owner;

  ▪ the class and number of shares of the Company's Common Stock that are owned beneficially and of record by such shareholder and such beneficial owner;

  ▪ a description of all arrangements or understandings between the shareholder and each nominee and any other persons (naming them) pursuant to which the nominations are to be made by the shareholder;

  ▪ a representation that such shareholder is a holder of record of the Company's stock entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such nomination; and

  ▪ a representation whether the shareholder intends to solicit proxies from shareholders in support of such nomination.

In order for a shareholder to bring other business before a shareholder meeting, timely notice must be received by the Company's Secretary within the time limits described in the immediately following paragraph. The shareholder's notice must contain:

o as to each matter:

  ▪ a brief description of the business desired to be brought before the meeting;

  ▪ the reasons for conducting such business at the meeting;

  ▪ in the event that such business includes a proposal to amend the Company's Articles of Incorporation or Bylaws, the language of the proposed amendment; and

  ▪ any material interest in such business of such shareholder and for the beneficial owner, if any, on whose behalf the proposal is made; and

o as to the shareholder giving the notice and the beneficial owner, if any, on whose behalf the proposal is made, the information described above, with respect to the shareholder proposing such business.

The requirements found in the Company's Amended and Restated Bylaws are separate from and in addition to the requirements of the SEC that a shareholder must meet to have a proposal included in the Company's proxy statement.

OTHER MATTERS

As of the date of this proxy statement, the Board of Directors is not informed of any matters, other than those stated above, that may be brought before the annual meeting. However, if any other matters are brought before the annual meeting or any adjournments or postponements thereof, the persons named on the accompanying proxy card or their substitutes will vote with respect to such matters in accordance with their best judgment.

ANNUAL REPORT

The Company has included a copy of its annual report on Form 10-K for the year ended December 31, 2012, as filed with the SEC, with this proxy statement. A request for an additional copy should be directed to Victoria A. Faw, Corporate Secretary, City Holding Company, 25 Gatewater Road, Cross Lanes, WV 25313 or by calling 304-769-1100. The Company's Form 10-K will also be available on the SEC's website at *http://www.sec.gov*, and through a link at the Investor Relations, SEC Filings section of the Company's website (*http://www.bankat city.com*).

DIRECTIONS TO ANNUAL MEETING LOCATION

Directions to the 2013 Annual Meeting location at the Stonewall Jackson Hotel & Conference Center located at 24 S. Market Street, Staunton, VA 24401 follow below:

Directions Staunton, VA and the Stonewall Jackson Hotel from points North/South:

- Take Interstate 81 to Exit 222.
- Follow 250 West (Richmond Road) for approximately 2 1/2 miles toward "Historic Downtown Staunton".
- You will begin to see signs to the Stonewall Jackson Hotel.
- When Hwy 250 ends at a "T" intersection, turn right and go under the train tracks.
- Follow the Historical Signs to Coalter Street.
- Proceed up Coalter Street and make a left onto Frederick Street.
- At the 1st traffic light, make a left onto Market Street.
- Proceed 1½ blocks, the hotel will be on the right hand side.

Directions Staunton, VA and the Stonewall Jackson Hotel from Points East:

- Take 64 West to Interstate 81 to Exit 222.
- Follow 250 West (Richmond Road) for approximately 2 1/2 miles toward "Historic Downtown Staunton".
- You will begin to see signs to the Stonewall Jackson Hotel.
- When Hwy 250 ends at a "T" intersection, turn right and go under the train tracks.
- Follow the Historical Signs to Coalter Street.
- Proceed up Coalter Street and make a left onto Frederick Street.
- At the 1st traffic light, make a left onto Market Street. Proceed 1 1/2 blocks, the hotel will be on the right hand side.

The hotel's parking garage is located at the corner of Johnson and New Streets. From the front entrance of the hotel, make a right onto Kalorama Street, go down the hill and the entrance to the garage at New Street will be on your right hand side. The hotel elevator is available from all decks of the parking garage and will take you directly to the hotels historic lobby. Parking is $4.

By Order of the Board of Directors,

Victoria A. Faw
Secretary

March 22, 2013

CITY HOLDING COMPANY
2013 INCENTIVE PLAN

ARTICLE I

DEFINITIONS

1.01   Acquiring Person means that (a) a Person, considered alone or together with all Control Affiliates and Associates of that Person, becomes directly or indirectly the beneficial owner of securities representing at least twenty percent of the Company's outstanding securities entitled to vote generally in the election of the Board, or (b) a person enters into an agreement that results in that Person satisfying the conditions in subsection (a) or that results in a Related Entity's failure to be a Related Entity.

1.02   Administrator means the Committee and any delegate of the Committee that is appointed in accordance with Article III.

1.03   Agreement means a written agreement (including any amendment or supplement thereto) between the Company and a Participant specifying the terms and conditions of a Stock Award, Option, SAR, or Restricted Stock Unit Award granted to such Participant.

1.04   Associate, with respect to any Person, is defined in Rule 12b-2 of the General Rules and Regulations under the Exchange Act. An Associate does not include the Company or a majority-owned subsidiary of the Company.

1.05   Board means the Board of Directors of the Company.

1.06   Change in Control means that (a) the Company enters into any agreement with a Person that involves and results in the transfer of ownership of the Company or of more than fifty percent of the Company's total assets or earnings power on a consolidated basis, as reported in the Company's consolidated financial statements filed with the Securities and Exchange Commission (including an agreement for the acquisition of the Company by merger, consolidation, or statutory share exchange—regardless of whether the Company is intended to be the surviving or resulting entity after the merger, consolidation, or statutory share exchange—or for the sale of substantially all of the Company's assets to that Person), (b) any Person is or becomes an Acquiring Person, or (c) during any period of two consecutive calendar years, the Continuing Directors cease for any reason to constitute a majority of the Board.

Notwithstanding the foregoing, to the extent that any amount constituting Section 409A Deferred Compensation would be payable under this Plan by reason of a Change in Control, such amount shall become payable only if the event constituting a Change of Control would also constitute a change in ownership or effective control of the Company or a change in the ownership of a substantial portion of the assets of the Company within the meaning of Section 409A. Similar rules shall apply to the extent any Change in Control would extend or modify Section 409A Deferred Compensation or would accelerate or defer vesting of Section 409A Deferred Compensation and such change would constitute an impermissible acceleration or deferral of compensation within the meaning of Section 409A.

1.07   Code means the Internal Revenue Code of 1986, and any amendments thereto.

1.08   Committee means the Compensation Committee of the Board.

1.09   Common Stock means the common stock of the Company.

1.10   Company means City Holding Company.

1.11   Continuing Director means any member of the Board, while a member of the Board and (i) who was a member of the Board prior to the adoption of the Plan or (ii) whose subsequent nomination for election or election to the Board was recommended or approved by a majority of the Continuing Directors.

1.12   Control Affiliate, with respect to any Person, means an affiliate as defined in Rule 12b-2 of the General Rules and Regulations under the Exchange Act.

1.13   Control Change Date means the date on which a Change in Control occurs. If a Change in Control occurs on account of a series of transactions, the Control Change Date is the date of the last of such transactions.

1.14   Corresponding SAR means an SAR that is granted in relation to a particular Option and that can be exercised only upon the surrender to the Company, unexercised, of that portion of the Option to which the SAR relates.

1.15   Exchange Act means the Securities Exchange Act of 1934, as amended and as in effect on the date of this Agreement.

1.16   Fair Market Value means, on any given date, the closing price of a share of Common Stock as reported on the primary national securities exchange on which the Common Stock trades, or if the Common Stock is not traded on such exchange, as reported on the National Association of Securities Dealers Automated Quotation—National Market System, or, if the Common Stock is not reported on such system, reported by the National Quotation Bureau, Inc. Or if the closing price of a share of Common Stock is not reported by the National Quotation Bureau, Inc., as determined by the Board using any reasonable valuation method. If the Common Stock was not traded on such date, then Fair Market Value is determined with reference to the next preceding day that the Common Stock was so traded.

1.17   Initial Value means, with respect to a Corresponding SAR, the option price per share of the related Option and, with respect to an SAR granted independently of an Option, the Fair Market Value of one share of Common Stock on the date of grant.

1.18   Option means a stock option that entitles the holder to purchase from the Company a stated number of shares of Common Stock at the price set forth in an Agreement.

1.19   Participant means an employee of the Company or a Related Entity, a member of the Board, or an individual who provides services to the Company or a Related Entity who satisfies the requirements of Article IV and is selected by the Administrator to receive a Stock Award, Restricted Stock Unit Award, an Option, a SAR or a combination thereof.

1.20   Person means any human being, firm, corporation, partnership, or other entity. Person also includes any human being, firm, corporation, partnership, or other entity as defined in sections 13(d)(3) and 14(d)(2) of the Exchange Act. For purposes of this Plan, the term Person does not include the Company or any Related Entity, and the term Person does not include any employee benefit plan maintained by the Company or any Related Entity, and any person or entity organized, appointed, or established by the Company or by any Related Entity for or pursuant to the terms of any such employee benefit plan, unless the Board determines that such an employee benefit plan or such person or entity is a Person.

1.21   Plan means the City Holding Company 2013 Incentive Plan.

1.22   Related Entity means any entity that directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, the Company.

1.23   Restricted Stock Unit, or RSU, means a right granted to a Participant pursuant to Article X to receive a share of Common Stock on a date determined in accordance with the provisions of such Article and the Participant's Agreement.

1.24   Restricted Stock Unit Award means RSUs awarded to a Participant under Article X.

1.25   SAR means a stock appreciation right that entitles the holder to receive, with respect to each share of Common Stock encompassed by the exercise of such SAR, the amount determined by the Administrator and specified in an Agreement. In the absence of such a determination, the holder shall be entitled to receive, with respect to each share of Common Stock encompassed by the exercise of such SAR, the excess of the Fair Market Value on the date of exercise over the Initial Value. References to "SARs" include both Corresponding SARs and SARs granted independently of Options, unless the context requires otherwise.

1.26   Section 409A means Section 409A of the Code.

1.27   Section 409A Deferred Compensation means compensation provided pursuant to the Plan that constitutes deferred compensation subject to and not exempted from the requirements of Section 409A.

1.28   Stock Award means Common Stock awarded to a Participant under Article IX.

ARTICLE II

PURPOSES

The Plan is intended to assist the Company in recruiting and retaining individuals who provide services to the Company or a Related Entity with ability and initiative by enabling such persons to participate in its future success and to associate their interests with those of the Company and its shareholders. The Plan is intended to permit the grant of Stock Awards, the grant of Restricted Stock Unit Awards, the grant of SARs and the grant of both Options qualifying under Section 422 of the Code ("incentive stock options") and Options not so qualifying. No Option that is intended to be an incentive stock option shall be invalid for failure to qualify as an incentive stock option. The proceeds received by the Company from the sale of Common Stock pursuant to this Plan shall be used for general corporate purposes.

ARTICLE III

ADMINISTRATION

The Plan shall be administered by the Administrator. The Administrator shall have authority to grant Stock Awards, Restricted Stock Unit Awards, Options and SARs upon such terms (not inconsistent with the provisions of this Plan) as the Administrator may consider appropriate. Such terms may include conditions (in addition to those contained in this Plan) on the exercisability of all or any part of an Option or SAR or on the transferability or forfeitability of a Stock Award or Restricted Stock Unit Award. Notwithstanding any such conditions but subject to the restrictions under Section 409A for any Section 409A Deferred Compensation, the Administrator may, in its discretion, accelerate the time at which any Option or SAR may be exercised or the time at which a Stock Award or Restricted Stock Unit Award may become transferable or nonforfeitable. In addition, the Administrator shall have complete authority to interpret all provisions of this Plan; to prescribe the form of Agreements; to adopt, amend, and rescind rules and regulations pertaining to the administration of the Plan; and to make all other determinations necessary or advisable for the administration of this Plan. The express grant in the Plan of any specific power to the Administrator shall not be construed as limiting any power or authority of the Administrator. Any decision made, or action taken, by the Administrator in connection with the administration of this Plan shall be final and conclusive. Neither the Administrator nor any member of the Committee shall be liable for any act done in good faith with respect to this Plan or any Agreement, Option, SAR, Restricted Stock Unit Award, or Stock Award. All expenses of administering this Plan shall be borne by the Company.

The Committee, in its discretion, may delegate to the President and Chief Executive Officer of the Company all or part of the Committee's authority and duties with respect to grants and awards to individuals who are not subject to the reporting and other provisions of Section 16 of the Securities Exchange Act of 1934, as in effect from time to time. The Committee may revoke or amend the terms of a delegation at any time but such action shall not invalidate any prior actions of the Committee's delegate or delegates that were consistent with the terms of the Plan.

ARTICLE IV

ELIGIBILITY

4.01 <u>General</u>. Any employee of the Company or a Related Entity (including a corporation that becomes a Related Entity after the adoption of this Plan) or a person who provides services to the Company or a Related Entity, including a member of the Board, is eligible to participate in this Plan if the Administrator, in its sole discretion, determines that such person has contributed significantly or can be expected to contribute significantly to the profits or growth of the Company or a Related Entity.

4.02 <u>Grants</u>. The Administrator will designate individuals to whom Stock Awards, Restricted Stock Unit Awards, Options and SARs are to be granted and will specify the number of shares of Common Stock subject to each grant. An Option may be granted with or without a related SAR. An SAR may be granted with or without a related Option. All Stock Awards, Restricted Stock Unit Awards, Options and SARs granted under this Plan shall be evidenced by Agreements which shall be subject to applicable provisions of this Plan and to such other provisions as the Administrator may adopt. No Participant may be granted incentive stock options or Corresponding SARs (under all incentive stock option plans of the Company and its Related Entities) which are first exercisable in any calendar year for stock having an aggregate Fair Market Value (determined as of the date an Option is granted) that exceeds the limitation prescribed by Section 422(d) of the Code. The preceding annual limitation shall not apply with respect to Options that are not incentive stock options.

ARTICLE V

STOCK SUBJECT TO PLAN

5.01 <u>Share Limit</u>. Upon the award of shares of Common Stock pursuant to a Stock Award or Restricted Stock Unit Award, the Company may issue shares of its authorized but unissued Common Stock. Upon the exercise of any Option or SAR, the Company may deliver to the Participant (or the Participant's broker if the Participant so directs), shares of its authorized but unissued Common Stock. The maximum aggregate number of shares of Common Stock that may be issued pursuant to the exercise of Options and SARs and the grant of Stock Awards or Restricted Stock Unit Awards under this Plan is 750,000 shares. The maximum aggregate number of shares of Common Stock that may be issued under this Plan shall be subject to adjustment as provided in Article XI.

5.02 <u>Additional Shares</u>. For purpose of applying the foregoing limitation, if any Option, Corresponding SAR, or SAR expires, terminates, or is cancelled for any reason without having been exercised in full, or if any other Stock Award or Restricted Stock Unit Award is forfeited by the recipient, the shares of Common Stock not purchased by the Participant or which are forfeited by the Participant shall again be available for Options, SARs, Restricted Stock Unit Awards, and Stock Awards to be granted under the Plan. Notwithstanding the foregoing, (a) shares of Common Stock that are exchanged by a Participant or withheld by the Company as full or partial payment in connection with any Option or SAR under the Plan, as well as any shares of Common Stock exchanged by a Participant or withheld by the Company to satisfy the tax withholding obligations related to any Option, SAR, Corresponding SAR, Restricted Stock Unit Award, or Stock Award under the Plan, shall not be available for subsequent Options, SARs, Restricted Stock Unit Awards, and Stock Awards under the Plan, and (b) shares of Common Stock not issued or delivered as a result of the net settlement of an outstanding SAR, Corresponding SAR, or Option may not again be made available for issuance as Options, SARs, Restricted Stock Unit Awards, or Stock Awards under the Plan. In addition, settlement of any Option, SAR, Corresponding SAR, Restricted Stock Unit Award, or Stock Award shall not count against the foregoing limitations except to the extent settled in the form of Common Stock.

ARTICLE VI

OPTION PRICE

The price per share for Common Stock purchased on the exercise of an Option shall be the Fair Market Value of the Common Stock on the date the Option is granted. The Initial Value of any SAR, including any Corresponding SAR issued with an Option, shall be the Fair Market Value of the Common Stock on the date of the grant.

ARTICLE VII

EXERCISE OF OPTIONS AND SARS

7.01   Award. In accordance with the provisions of Article IV, the Administrator will designate each individual to whom an Option or SAR is to be made and will specify the number of shares of Common Stock covered by the award.

7.02   Maximum Option or SAR Period. No Option or SAR, including a Corresponding SAR, shall be exercisable after the expiration of ten years from the date such Option or SAR was granted. The terms of any Option or SAR, including a Corresponding SAR, may provide that it is exercisable for a period less than such maximum period as determined by the Administrator on the date of the grant.

7.03   Nontransferability. Except as provided in Section 7.04, an Option or SAR granted under this Plan shall be nontransferable except by will or by the laws of descent and distribution; provided, however, that the Administrator may, in its sole discretion, permit transfer of an Option or SAR in a manner that is not prohibited by applicable tax and securities laws upon the Participant's request. In the event of any such transfer, the Option and any Corresponding SAR that relates to such Option must be transferred to the same person or persons. Except as provided in Section 7.04, during the lifetime of the Participant to whom the Option or SAR is granted, the Option or SAR may be exercised only by the Participant. No right or interest of a Participant in any Option or SAR shall be liable for, or subject to, any lien, obligation, or liability of such Participant.

7.04   Transferable Options and SARs. Section 7.03 to the contrary notwithstanding, if the Agreement provides, an Option (other than an incentive stock option) or SAR (other than a SAR that is related to an incentive stock option) may be transferred by a Participant to the Participant's children, grandchildren, spouse, one or more trusts for the benefit of such family members or a partnership in which such family members are the only partners; provided, however, that the Participant may not receive any consideration for the transfer. In the event of any such transfer, the Option and any Corresponding SAR that relates to such Option must be transferred to the same person or persons or the same entity or entities. In the event of any such transfer, the transferee will be subject to the same terms and conditions as if the Option or SAR continued to be held by the Participant except that the transferee may not transfer the Option or SAR except by will or in accordance with the laws of descent and distribution (in which case the Option and any Corresponding SAR that relates to the Option must be transferred to the same person or persons or entity or entities).

7.05   Change in Control. Each outstanding Option and SAR shall be fully exercisable (in whole or in part at the discretion of the holder) on and after a Control Change Date and during the period (i) beginning on the first day following any tender or exchange offer for shares of Common Stock (other than one made by the Company), provided that shares are acquired pursuant to such offer and (ii) ending on the thirtieth day following the expiration of such offer.

7.06   No Repricing. Other than in connection with a change in the Company's capitalization (as described in Article XI of the Plan), without shareholder approval (i) the exercise price of an Option may not be reduced, and (ii) no Option may be amended or cancelled for the purpose of repricing, replacing or regranting such Option with an exercise price that is less than the original exercise price of such Option.

ARTICLE VIII

METHOD OF EXERCISE

8.01   Exercise. Subject to the provisions of Articles VII and XII, an Option or SAR may be exercised in whole at any time or in part from time to time at such times and in compliance with such requirements as the Administrator shall determine; provided, however, that a Corresponding SAR that is related to an incentive stock option may be exercised only to the extent that the related Option is exercisable and when the Fair Market Value exceeds the option price of the related Option. An Option or SAR granted under this Plan may be exercised with respect to any number of whole shares less than the full number for which the Option or SAR could be exercised. A partial exercise of an Option or SAR shall not affect the right to exercise the Option or SAR from time to time in accordance with this Plan and the applicable Agreement with respect to the remaining shares subject to the Option or related to the SAR. The exercise of either an Option or Corresponding SAR shall result in the termination of the other to the extent of the number of shares with respect to which the Option or Corresponding SAR is exercised.

8.02   Payment. Unless otherwise provided by the Agreement, payment of the Option price shall be made in cash or a cash equivalent acceptable to the Administrator. If the Agreement provides, payment of all or part of the Option price may be made by surrendering shares of Common Stock to the Company. If Common Stock is used to pay all or part of the Option price, the shares surrendered must have a Fair Market Value (determined as of the day preceding the date of exercise) that is not less than such price or part thereof.

8.03   Determination of Payment of Cash and/or Common Stock Upon Exercise of SAR. At the Administrator's discretion, the amount payable as a result of the exercise of an SAR may be settled in cash, Common Stock, or a combination of cash and Common Stock. No fractional share shall be deliverable upon the exercise of an SAR but a cash payment will be made in lieu thereof.

8.04   Shareholder Rights. No Participant shall have any rights as a stockholder with respect to shares subject to his Option or SAR until the date of exercise of such Option or SAR.

ARTICLE IX

STOCK AWARDS

9.01   Award. In accordance with the provisions of Article IV, the Administrator will designate each individual to whom a Stock Award is to be made and will specify the number of shares of Common Stock covered by the award.

9.02   Vesting. The Administrator, on the date of the award, may prescribe that a Participant's rights in the Stock Award shall be forfeitable or otherwise restricted for a period of time set forth in the Agreement. By way of example and not of limitation, the restrictions may postpone transferability of the shares or may provide that the shares will be forfeited if the Participant separates from the service of the Company and its Related Entities before the expiration of a stated term or if the Company, the Company and its Related Entities or the Participant fails to achieve stated objectives.

9.03   Change in Control. Section 9.02 to the contrary notwithstanding, on and after a Control Change Date or the first day following a tender offer or exchange offer for shares of Common Stock (other than one made by the Company), provided that shares are acquired pursuant to such offer, each Stock Award will become transferable and nonforfeitable thereafter in accordance with the terms of the applicable Agreement.

9.04   Shareholder Rights. Prior to their forfeiture (in accordance with the terms of the Agreement and while the shares of Common Stock granted pursuant to the Stock Award may be forfeited), a Participant will have all rights of a shareholder with respect to a Stock Award, including the right to receive dividends and vote the shares; provided, however, that (i) a Participant may not sell, transfer, pledge, exchange, hypothecate, or otherwise dispose of shares of Common Stock granted pursuant to a Stock Award, (ii) the Company shall retain custody of the certificates evidencing shares of Common Stock granted pursuant to a Stock Award, and (iii) the Participant will deliver to the Company a stock power, endorsed in blank, with respect to each Stock Award. The limitations set forth in the preceding sentence shall not apply after the shares of Common Stock granted under the Stock Award are, in accordance with the terms of the applicable Agreement, transferable and no longer forfeitable.

ARTICLE X

RESTRICTED STOCK UNIT AWARDS

10.1   General. Restricted Stock Unit Awards shall be evidenced by Agreements specifying the number of Restricted Stock Units subject to the RSU Award and the terms, conditions and restrictions for such RSU Award, in such form as the Administrator shall from time to time establish. RSU Award Agreements evidencing Restricted Stock Units may incorporate all or any of the terms of the Plan by reference and shall comply with and be subject to the terms and conditions set forth in this Article X.

10.2   Grant of Restricted Stock Unit Awards. Restricted Stock Unit Awards may be granted upon such conditions as the Administrator shall determine, including, without limitation, upon the attainment of one or more performance goals.

10.3   Purchase Price. No monetary payment (other than applicable tax withholding, if any) shall be required as a condition of receiving a Restricted Stock Unit Award, the consideration for which shall be services actually rendered to the Company (or a Related Entity) or for its benefit.

10.4   Vesting. The Administrator, on the date of the Restricted Stock Unit Award, may prescribe that a Participant's rights in the Restricted Stock Unit Award shall be forfeitable or otherwise restricted for a period of time set forth in the Agreement ("vesting conditions"). Vesting conditions may (but need not be) based upon the satisfaction of such Service requirements, conditions, restrictions or performance criteria as shall be established by the Administrator and set forth in the RSU Award Agreement evidencing such RSU Award.

10.5   Voting Rights, Dividend Equivalent Rights and Distributions. Participants shall have no voting rights with respect to shares of Common Stock represented by Restricted Stock Units until the date of the issuance of such shares (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company). However, the Administrator, in its discretion, may provide in the RSU Award Agreement evidencing any Restricted Stock Unit Award that the Participant shall be entitled to receive dividend equivalent rights (as defined below) with respect to the payment of cash dividends on Common Stock during the period beginning on the date such RSU Award is granted and ending, with respect to each share subject to the RSU Award, on the earlier of the date the RSU Award is settled or the date on which it is terminated. Such dividend equivalent rights, if any, shall be paid by crediting the Participant with additional whole Restricted Stock Units as of the date of payment of such cash dividends on Common Stock. The number of additional Restricted Stock Units (rounded to the nearest whole number) to be so credited shall be determined by dividing (a) the amount of cash dividends paid on such date with respect to the number of shares of Common Stock represented by the Restricted Stock Units previously credited to the Participant by (b) the Fair Market Value per share of Common Stock on such date. Such additional Restricted Stock Units shall be subject to the same terms and conditions and shall be settled in the same manner and at the same time as the Restricted Stock Units originally subject to the Restricted Stock Unit Award. Dividend equivalent rights means the right of a Participant, granted at the discretion of the Administrator or as otherwise provided by the Plan, to receive a credit for the account of such Participant in an amount equal to the cash dividends paid on one share of Common Stock represented by an RSU Award held by such Participant.

10.6   Effect of Termination of Service. The effect of termination of employment on a Participant's Restricted Stock Unit Award shall be set forth in the RSU Award Agreement evidencing such Restricted Stock Unit Award.

10.7 <u>Settlement of Restricted Stock Unit Awards</u>. The Company shall issue to a Participant on the date on which Restricted Stock Units subject to the Participant's Restricted Stock Unit Award vest or on such other date determined by the Administrator, in its discretion, and set forth in the RSU Award Agreement one (1) share of Common Stock (and/or any other new, substituted or additional securities or other property pursuant to an adjustment described in Article XI) for each Restricted Stock Unit then becoming vested or otherwise to be settled on such date, subject to the withholding of applicable taxes, if any. If permitted by the Administrator, the Participant may elect, consistent with the requirements of Section 409A, to defer receipt of all or any portion of the shares of Common Stock or other property otherwise issuable to the Participant pursuant to this Section, and such deferred issuance date(s) and amount(s) elected by the Participant shall be set forth in the RSU Award Agreement. Notwithstanding the foregoing, the Administrator, in its discretion, may provide in any RSU Award Agreement for settlement of any Restricted Stock Unit Award by payment to the Participant in cash of an amount equal to the Fair Market Value on the payment date of the shares of Common Stock or other property otherwise issuable to the Participant pursuant to this Section.

10.8 <u>Nontransferability of Restricted Stock Unit Awards</u>. The right to receive shares pursuant to a Restricted Stock Unit Award shall not be subject in any manner to anticipation, alienation, sale, exchange, transfer, assignment, pledge, encumbrance, or garnishment by creditors of the Participant or the Participant's beneficiary, except transfer by will or by the laws of descent and distribution. All rights with respect to a Restricted Stock Unit Award granted to a Participant hereunder shall be exercisable during his or her lifetime only by such Participant or the Participant's guardian or legal representative.

ARTICLE XI

ADJUSTMENT UPON CHANGE IN COMMON STOCK

The maximum number of shares as to which Stock Awards, Options, Restricted Stock Unit Awards, and SARs may be granted under this Plan and the terms of outstanding Stock Awards, Options, Restricted Stock Unit Awards, and SARs shall be adjusted, as the Committee shall determine to be equitably required in the event that (a) the Company (i) effects one or more stock dividends, stock split-ups, subdivisions or consolidations of shares or (ii) engages in a transaction to which Section 424(a) of the Code applies or (b) there occurs any other event which, in the judgment of the Committee necessitates such action. Any determination made under this Article XI by the Committee shall be final and conclusive.

The issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, for cash or property, or for labor or services, either upon direct sale or upon the exercise of rights or warrants to subscribe therefor, or upon conversion of shares or obligations of the Company convertible into such shares or other securities, shall not affect, and no adjustment by reason thereof shall be made with respect to, the maximum number of shares as to which Stock Awards, Options, Restricted Stock Unit Awards, and SARs may be granted under this Plan or the terms of outstanding Stock Awards, Options, Restricted Stock Unit Awards, or SARs.

The Committee may make Stock Awards, may grant Options, may grant Restricted Stock Units Awards, and may grant SARs in substitution for stock awards, stock options, stock appreciation rights, or similar awards held by an individual who becomes an employee of the Company or a Related Entity in connection with a transaction described in the first paragraph of this Article XI. Notwithstanding any provision of the Plan (other than the limitation of Article V), the terms of such substituted Stock Awards or Restricted Stock Unit Awards and Option or SAR grants shall be as the Committee, in its discretion, determines is appropriate.

ARTICLE XII

COMPLIANCE WITH LAW AND

APPROVAL OF REGULATORY BODIES

No Option or SAR shall be exercisable, no Common Stock shall be issued, no certificates for shares of Common Stock shall be delivered, and no payment shall be made under this Plan except in compliance with all applicable federal and state laws and regulations (including, without limitation, withholding tax requirements), any listing agreement to which the Company is a party, and the rules of all domestic stock exchanges on which the Company's shares may be listed. The Company shall have the right to rely on an opinion of its counsel as to such compliance. Any share certificate issued to evidence Common Stock when a Stock Award is granted or for which a Restricted Stock Unit Award is convertible or for which an Option or SAR is exercised may bear such legends and statements as the Administrator may deem advisable to assure compliance with federal and state laws and regulations. No Option or SAR shall be exercisable, no Stock Award shall be granted, no Restricted Stock Unit Award, no Common Stock shall be issued, no certificate for shares shall be delivered, and no payment shall be made under this Plan until the Company has obtained such consent or approval as the Administrator may deem advisable from regulatory bodies having jurisdiction over such matters.

ARTICLE XIII

COMPLIANCE WITH SECTION 409A

13.01   Awards Subject to Section 409A. The provisions of this Article shall apply to any Option, SAR, Restricted Stock Unit Award, or Stock Award or portion thereof that is or becomes subject to Section 409A, notwithstanding any provision to the contrary contained in the Plan or the Agreement applicable to such Option, SAR, Restricted Stock Unit Award, or Stock Award

13.02   Deferral and/or Distribution Elections. Except as otherwise permitted or required by Section 409A, U. S. Treasury Regulations promulgated pursuant to Section 409A ("*Section 409A Regulations*") or other applicable guidance, the following rules shall apply to any deferral and/or distribution elections (each, an "*Election*") that may be permitted or required by the Administrator pursuant to an Option, SAR, Restricted Stock Unit Award, or Stock Award subject to Section 409A:

(a)   All Elections must be in writing and specify the amount (or an objective, nondiscretionary formula determining the amount) of the distribution in settlement of an Option, SAR, Restricted Stock Unit Award, or Stock Award being deferred, as well as the time and form of distribution as permitted by this Plan.

(b)   All Elections shall be made by the end of the Participant's taxable year prior to the year in which services commence for which an Option, SAR, Restricted Stock Unit Award, or Stock Award may be granted to such Participant; provided, however, that if the Option, SAR, Restricted Stock Unit Award, or Stock Award qualifies as "performance-based compensation" for purposes of Section 409A (and is based on a performance period of at least 12 consecutive months), then the Election may be made no later than six (6) months prior to the end of the performance period, provided that the Participant's service is continuous from the later of the beginning of the performance period or the date on which the performance goals are established through the date such election is made and provided further that no election may be made after the compensation has become readily ascertainable (as provided by Section 409A Regulations).

(c) Elections shall continue in effect until a written election to revoke or change such Election is received by the Company, except that a written election to revoke or change such Election must be made prior to the last day for making an Election determined in accordance with paragraph (b) above or as permitted by Section 13.03.

13.03 <u>Subsequent Elections</u>. Except as otherwise permitted or required by Section 409A Regulations or other applicable guidance, any Option, SAR, Restricted Stock Unit Award, or Stock Award subject to Section 409A which permits a subsequent Election to delay the distribution or change the form of distribution in settlement of such Option, SAR, Restricted Stock Unit Award, or Stock Award shall comply with the following requirements:

(a) No subsequent Election may take effect until at least twelve (12) months after the date on which such Election is made;

(b) Each subsequent Election related to a distribution in settlement of an Option, SAR, Restricted Stock Unit Award, or Stock Award not described in Section 13.04(b), 13.04(c) or 13.04(f) must result in a delay of the distribution for a period of not less than five (5) years from the date such distribution would otherwise have been made; and

(c) No subsequent Election related to a distribution pursuant to Section 13.04(d) shall be made less than twelve (12) months prior to the date of the first scheduled payment under such distribution.

13.04 <u>Distributions Pursuant to Deferral Elections</u>. Except as otherwise permitted or required by Section 409A Regulations or other applicable guidance, no distribution in settlement of an Option, SAR, Restricted Stock Unit Award, or Stock Award subject to Section 409A may commence earlier than:

(a) The Participant's separation from service (as defined by Section 409A Regulations);

(b) The date the Participant becomes Disabled (as defined below);

(c) The Participant's death;

(d) A specified time (or pursuant to a fixed schedule) that is either (i) specified by the Administrator upon the grant of an Option, SAR, Restricted Stock Unit Award, or Stock Award and set forth in the Agreement evidencing such Option, SAR, Restricted Stock Unit Award, or Stock Award or (ii) specified by the Participant in an Election complying with the requirements of Section 13.02 and/or 13.03, as applicable;

(e) A change in the ownership or effective control of the Company or in the ownership of a substantial portion of the assets of the Company (as defined by Section 409A Regulations); or

(f) The occurrence of an Unforeseeable Emergency (as defined by Section 409A Regulations).

Notwithstanding anything else herein to the contrary, to the extent that a Participant is a "Specified Employee" (as defined by Section 409A Regulations) of the Company, no distribution pursuant to Section 13.04(a) in settlement of an Option, SAR, Restricted Stock Unit Award, or Stock Award subject to Section 409A may be made before the date (the "***Delayed Payment Date***") which is six (6) months after such Participant's date of separation from service, or, if earlier, the date of the Participant' death. All such amounts that would, but for this paragraph, become payable prior to the Delayed Payment Date shall be accumulated and paid on the Delayed Payment Date.

13.05 <u>Unforeseeable Emergency</u>. The Administrator shall have the authority to provide in any Option, SAR, Restricted Stock Unit Award, or Stock Award subject to Section 409A for distribution in settlement of all or a portion of such Option, SAR, Restricted Stock Unit Award, or Stock Award in the event that a Participant establishes, to the satisfaction of the Administrator, the occurrence of an Unforeseeable Emergency. In such event, the amount(s) distributed with respect to such Unforeseeable Emergency cannot exceed the amounts reasonably necessary to satisfy such Unforeseeable Emergency plus amounts necessary to pay taxes or penalties reasonably anticipated as a result of such distribution(s), after taking into account the extent to which such hardship is or may be relieved through reimbursement or compensation by insurance or otherwise, by liquidation of the Participant's assets (to the extent the liquidation of such assets would not itself cause severe financial hardship), or by cessation of deferrals under the Plan. All distributions with respect to an Unforeseeable Emergency shall be made in a lump sum within 90 days of the occurrence of Unforeseeable Emergency and following the Administrator's determination that an Unforeseeable Emergency has occurred.

The occurrence of an Unforeseeable Emergency shall be judged and determined by the Administrator. The Administrator's decision with respect to whether an Unforeseeable Emergency has occurred and the manner in which, if at all, the distribution in settlement of an Option, SAR, Restricted Stock Unit Award, or Stock Award shall be altered or modified, shall be final, conclusive and not subject to approval or appeal.

13.06 <u>Disabled</u>. The Administrator shall have the authority to provide in any Option, SAR, Restricted Stock Unit Award, or Stock Award subject to Section 409A for distribution in settlement of such Option, SAR, Restricted Stock Unit Award, or Stock Award in the event that the Participant becomes Disabled. A Participant shall be considered "***Disabled***" if either:

(a) the Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, or

(b) the Participant is, by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, receiving income replacement benefits for a period of not less than three (3) months under an accident and health plan covering employees of the Participant's employer.

All distributions payable by reason of a Participant becoming Disabled shall be paid in a lump sum or in periodic installments as established by the Participant's Election, commencing within 90 days following the date the Participant becomes Disabled. If the Participant has made no Election with respect to distributions upon becoming Disabled, all such distributions shall be paid in a lump sum within 90 days following the date the Participant becomes Disabled.

13.07 <u>Death.</u> If a Participant dies before complete distribution of amounts payable upon settlement of an Option, SAR, Restricted Stock Unit Award, or Stock Award subject to Section 409A, such undistributed amounts shall be distributed to his or her beneficiary under the distribution method for death established by the Participant's Election, or, if the Participant has made no Election with respect to distributions upon death, in a lump sum, within 90 days following the Participant's death and following receipt by the Administrator of satisfactory notice and confirmation of the Participant's death.

13.08 <u>No Acceleration of Distributions.</u> Notwithstanding anything to the contrary herein, this Plan does not permit the acceleration of the time or schedule of any distribution under this Plan to any Option, SAR or Stock Award subject to Section 409A, except as provided by Section 409A and Section 409A Regulations.

ARTICLE XIV

GENERAL PROVISIONS

14.01   Effect on Employment or Service. Neither the adoption of this Plan, its operation, nor any documents describing or referring to this Plan (or any part thereof) shall confer upon any individual any right to continue in the employ or service of the Company or a Related Entity or in any way affect any right and power of the Company or a Related Entity to terminate the employment or service of any individual at any time with or without assigning a reason therefor.

14.02   Unfunded Plan. The Plan, insofar as it provides for grants, shall be unfunded, and the Company shall not be required to segregate any assets that may at any time be represented by grants under this Plan. Any liability of the Company to any person with respect to any grant under this Plan shall be based solely upon any contractual obligations that may be created pursuant to this Plan. No such obligation of the Company shall be deemed to be secured by any pledge of, or other encumbrance on, any property of the Company.

14.03   Disposition of Stock. A Participant shall notify the Administrator of any sale or other disposition of Common Stock acquired pursuant to an Option that was an incentive stock option if such sale or disposition occurs (i) within two years of the grant of an Option or (ii) within one year of the issuance of the Common Stock to the Participant. Such notice shall be in writing and directed to the Secretary or Assistant Secretary of the Company.

14.04   Rules of Construction. Headings are given to the articles and sections of this Plan solely as a convenience to facilitate reference. The reference to any statute, regulation, or other provision of law shall be construed to refer to any amendment to or successor of such provision of law.

14.05   Employee Status. For purposes of determining the applicability of Section 422 of the Code (relating to incentive stock options), or in the event that the terms of any Option or SAR provide that it may be exercised only during employment or continued service or within a specified period of time after termination of employment or service, the Administrator may decide to what extent leaves of absence for governmental or military service, illness, temporary disability, or other reasons shall not be deemed interruptions of continuous employment or service. In the event that the terms of any Stock Award or Restricted Stock Unit Award provide that shares may become transferable and nonforfeitable only during employment or service, within a specified period of time after termination of employment or continued service or after completion of a specified period of employment or service, the Administrator may decide in each case to what extent leaves of absence for governmental or military service, illness, temporary disability, or other reasons shall not be deemed interruptions of continuous employment or service.

14.06   Tax Withholding. Each Participant shall be responsible for satisfying any income and employment tax withholding obligation attributable to participation in this Plan. In accordance with procedures established by the Administrator, a Participant may surrender shares of Common Stock, or receive fewer shares of Common Stock than otherwise would be issuable, in satisfaction of all or part of that obligation.

14.07   Limitation on Benefits.

(a)   Despite any other provision of this Plan, if Company's independent accounting firm (the "Accounting Firm") determines that receipt of benefits or payments under this Plan would subject a Participant to tax under Code section 4999, it must determine whether some amount of the benefits or payments would meet the definition of a "Reduced Amount." If the Accounting Firm determines that there is a Reduced Amount, the total benefits and payments must be reduced to such Reduced Amount, but not below zero.

A-12

(b)   If the Accounting Firm determines that the benefits and payments should be reduced to the Reduced Amount, the Company must promptly notify Participant of that determination, including a copy of the detailed calculations by the Accounting Firm. All determinations made by the Accounting Firm under this section are binding upon the Company and Participant.

(c)   It is the intention of the Company and the Participant to reduce the benefits and payments under this Plan only if the aggregate Net After Tax Receipts to Participant would thereby be increased. As a result of the uncertainty in the application of Code section 4999 at the time of the initial determination by the Accounting Firm under this section, however, it is possible that amounts will have been paid or distributed under the Plan to or for the benefit of Participant which should not have been so paid or distributed ("Overpayment") or that additional amounts which will not have been paid or distributed under the Plan to or for the benefit of Participant could have been so paid or distributed ("Underpayment")—in each case, consistent with the calculation of the Reduced Amount. If the Accounting Firm, based either upon the assertion of a deficiency by the Internal Revenue Service against the Company or Participant which the Accounting Firm believes has a high probability of success or controlling precedent or other substantial authority, determines that an Overpayment has been made, any such Overpayment must be treated for all purposes as a loan ab initio to which Participant must repay to the Company together with interest at the applicable federal rate under Code section 7872(f)(2); provided, however, that no such loan may be deemed to have been made and no amount shall be payable by Participant to the Company if and to the extent such deemed loan and payment would not either reduce the amount on which Employee is subject to tax under Code section 1 or 4999 or generate a refund of such taxes. If the Accounting Firm, based upon controlling precedent or other substantial authority, determines that an Underpayment has occurred, the accounting Firm must promptly notify the Plan's administrator of the amount of the Underpayment.

(d)   For purposes of this section, (i) "Net After Tax Receipt" means the Present Value of a payment or benefit under this Plan net of all taxes imposed on Participant with respect thereto under Code sections 1 and 4999, determined by applying the highest marginal rate under Code section 1 which applied to the Participant's taxable income for the immediately preceding taxable year; (ii) "Present Value" means the value determined in accordance with Code section 280G(d)(4); and (iii) "Reduced Amount" means the smallest aggregate amount of all payments or benefit under this Plan which (a) is less than the sum of all payments or benefit under this Plan and (b) results in aggregate Net After Tax Receipts which are equal to or greater than the Net After Tax Receipts which would result if the aggregate payments or benefit under this Plan were any other amount less than the sum of all payments or benefit under this Plan.

(e)   This section shall not apply to awards made to a Participant if the Agreement or another agreement between the Participant and the Company provides that the Company shall indemnify the Participant against any liability that the Participant may incur under Section 4999 of the Code.

ARTICLE XV

AMENDMENT

The Board may amend or terminate this Plan from time to time; provided, however, that no amendment may become effective until shareholder approval is obtained if (i) the amendment increases the aggregate number of shares of Common Stock that may be issued under the Plan or (ii) the amendment changes the class of individuals eligible to become Participants. No amendment shall, without a Participant's consent, adversely affect any rights of such Participant under any outstanding Stock Award or Restricted Stock Unit Award or under any Option, SAR or Incentive Award outstanding at the time such amendment is made.

ARTICLE XVI

DURATION OF PLAN

No Stock Award, Restricted Stock Unit Award, Option or SAR may be granted under this Plan more than ten years after the earlier of the date that the Plan is adopted by the Board or the date that the Plan is approved by shareholders as provided in Article XVI. Stock Awards, Options, Restricted Stock Unit Awards, and SARs granted before that date shall remain valid in accordance with their terms.

ARTICLE XVII

EFFECTIVE DATE OF PLAN

Stock Awards, Restricted Stock Unit Awards, Options, SARs and Incentive Awards may be granted under this Plan upon its adoption by the Board, provided that no Stock Award, Option, Restricted Stock Unit Award, SAR or Incentive Award will be effective unless this Plan is approved by a majority of the votes entitled to be cast by the Company's shareholders, voting either in person or by proxy, at a duly held shareholders' meeting within twelve months of such adoption.



c/o Corporate Election Services
P. O. Box 1150
Pittsburgh, PA 15230-1150

VOTE BY TELEPHONE

Have your proxy card available when you call **Toll-Free 1-888-693-8683** using a touch-tone phone and follow the simple instructions to record your vote.

VOTE BY INTERNET

Have your proxy card available when you access the website **www.cesvote.com** and follow the simple instructions to record your vote.

VOTE BY MAIL

Please mark, sign and date your proxy card and return it in the **postage-paid envelope** provided or return it to: Corporate Election Services, P.O. Box 1150, Pittsburgh, PA 15230.

Vote by Telephone	**Vote by Internet**	**Vote by Mail**
Call Toll-Free using a	Access the Website and	Return your proxy
touch-tone telephone:	cast your vote:	in the postage-paid
1-888-693-8683	**www.cesvote.com**	envelope provided

Vote 24 hours a day, 7 days a week.
If you vote by telephone or Internet, please do not send your proxy by mail.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF SHAREHOLDERS ON APRIL 24, 2013.
The City Holding Company Notice of Annual Meeting, Proxy Statement and Annual Report to Shareholders are available at www.ViewMaterial.com/CHCO.



Proxy card must be signed and dated below.
⬇ **Please fold and detach card at perforation before mailing.** ⬇

CITY HOLDING COMPANY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS FOR
THE ANNUAL MEETING OF SHAREHOLDERS ON APRIL 25, 2012.

The undersigned shareholder of City Holding Company hereby appoints Victoria A. Faw and David L. Bumgarner and each of them, with full power of substitution, as proxies and hereby authorizes them to represent and to vote, as designated below, all the shares of Common Stock of City Holding Company held of record by the undersigned on March 15, 2013 at the Annual Meeting of Shareholders to be held on April 24, 2013 or any adjournment or adjournments thereof. The undersigned shareholder authorizes the proxies to cumulate their votes at their discretion.

Dated: _____

_____
Signature

_____
Signature, if held jointly

Please date and sign exactly as name appears hereon. If shares are held jointly, each shareholder should sign. Agents, executors, administrators, guardians, trustees, etc. should use full title, and, if more than one, all should sign. If the shareholder is a corporation, please sign full corporate name by the president or another authorized officer. If a partnership, please sign in partnership name by authorized person.

YOUR VOTE IS IMPORTANT

If you do not vote by telephone or Internet, please sign and date this proxy card and return it promptly in the enclosed postage-paid envelope, or otherwise to Corporate Election Services, P.O. Box 1150, Pittsburgh, PA 15230, so your shares may be represented at the Annual Meeting. If you vote by telephone or Internet, it is not necessary to return this proxy card.

Proxy card must be signed and dated on the reverse side.
⬇ **Please fold and detach card at perforation before mailing.** ⬇

**CITY HOLDING
COMPANY**   **PROXY**

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted FOR Proposals 1, 2, 3 and 4. You may revoke this proxy at any time prior to the time it is voted at the Annual Meeting.

1.   Proposal to elect five Class II directors to serve for a term of three years.
          CLASS II NOMINEES: (1) Charles W. Fairchilds   (2) William H. File III   (3) Tracy W. Hylton II
                                                (4) C. Dallas Kayser   (5) Sharon H. Rowe

❑ **FOR** (except as marked to the contrary above)   ❑   **WITHHOLD** authority

To withhold authority to vote for any individual nominee, strike a line through the nominee's name above.

2.   Proposal to ratify the Audit Committee and the Board of Directors' appointment of Ernst & Young, LLP as the independent registered public accounting firm for City Holding Company for 2013.

❑ **FOR**   ❑   **AGAINST**   ❑   **ABSTAIN**

3.   Advisory vote on executive compensation

❑ **FOR**   ❑   **AGAINST**   ❑   **ABSTAIN**

4.   Proposal to approve City Holding Company's 2013 Incentive Plan

❑ **FOR**   ❑   **AGAINST**   ❑   **ABSTAIN**

5.   In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the Annual Meeting of Shareholders or any adjournment or adjournments thereof.

Please mark, sign, date and return the proxy promptly using the enclosed envelope.
